UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2024

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Financial Statements for the period ended on March 31, 2024, presented on comparative basis.

Consolidated Condensed Interim Financial Statements

For the three-month period ended on

March 31, 2024, presented on comparative basis in homogeneous currency

Contents

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION2

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION3

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME5

EARNING PER SHARE5

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY7

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY8

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS9

1. ACCOUNTING STANDARDS AND BASIS OF PREPARATION11

2. CRITICAL ACCOUNTING POLICIES AND ESTIMATES18

3. SEGMENT REPORTING19

4. FAIR VALUES22

5. CASH AND DUE FROM BANKS25

6. RELATED PARTY TRANSACTIONS26

7. COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND CONSOLIDATED INCOME STATEMENT26

8. CONSIDERATIONS OF RESULTS30

9. INSURANCE30

10. ASSET MANAGEMENT AND OTHER SERVICES30

11. ADDITIONAL INFORMATION REQUIRED BY THE BCRA31

12. FINANCIAL RISK FACTORS33

13. REPURCHASE OF TREASURY SHARES33

14. merge IUDÚ Compañía Financiera S.A. and Tarjeta Automática S.A with Banco Supervielle S.A.34

15. ECONOMIC CONTEXT IN WHICH THE COMPANY OPERATES35

16. TURNOVER TAX36

17. SUBSEQUENT EVENTS37

SCHEDULE A - DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS38

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED42

SCHEDULE C - CONCENTRATION OF LOANS AND OTHER FINANCING44

SCHEDULE D – BREAKDOWN OF TOTAL LOANS AND OTHER FINANCING45

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT46

SCHEDULE G - INTANGIBLE ASSETS47

SCHEDULE H – CONCENTRATION OF DEPOSITS48

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES FROM REMAINING TERMS49

SCHEDULE L - ASSETS AND LIABILITIES IN FOREIGN CURRENCY50

SCHEDULE R – ALLOWANCE FOR LOAN LOSSES51

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME60

EARNING PER SHARE61

SEPARATE CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY63

1. ACCOUNTING STANDARDS AND BASIS OF PREPARATION66

2. CASH AND DUE FROM BANKS70

3. FAIR VALUES70

4. INVESTMENT IN SUBSIDIARIES AND ASSOCIATES72

5. COMPOSITION OF THE MAIN ITEMS OF THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME73

6. RESTRICTED ASSETS74

7. COMPANIES UNDER SECT, 33 OF CORPORATE LAW AND OTHER RELATED COMPANIES75

8. LOAN AND DEBT ESTIMATED TERMS78

9. CAPITAL STOCK78

10. FINANCIAL RISK FACTORS79

11. ECONOMIC CONTEXT IN WHICH THE COMPANY OPERATES79

12. SUBSEQUENT EVENTS80

SCHEDULE A – DETAILS OF PUBLIC AND PRIVATE SECURITIES81

SCHEDULE G - INTANGIBLE ASSETS82

SCHEDULE L – ASSETS AND LIABILITIES IN FOREIGN CURRENCY83

Consolidated Condensed Interim Financial Statements

For the three-month period ended on

March 31, 2024, presented on comparative basis in homogeneous currency

GRUPO SUPERVIELLE S.A.

Name:	Grupo Supervielle S.A.
Financial year:	N° 49 started on January 1, 2024
Legal Address:	Reconquista 330 Ciudad Autónoma de Buenos Aires
Core Business:

Carry out, on its own account or third parties’ or related to third parties, in the country or abroad, financing activities through cash or instrument contributions to already-existing or to-be-set-up corporations, whether controlling such corporations or not, as well as the purchase and sale of securities, shares, debentures and any kind of property values, granting of fines and/or guarantees, set up or transfer of loans as guarantee, including real, or without it not including operations set forth by the Financial Entities Law and any other requiring public bidding.

Registration Number at the IGP:	212,617
Date of Registration at IGP:	October 15, 1980
Amendment of by-laws (last):	October 9, 2023
Expiration date of the Company’s By-Laws:	October 15, 2079
Corporations Article 33 Companies general Law	Note 7 to Separate Financial Statements

Composition of Capital Stock as of March 31, 2024

Shares				Capital Stock
Quantity	Class	N.V. $	Votes per share	Subscribed in thousands of $	Integrated in thousands of $
61,738,188	A: Non endorsable, common shares of a nominal value	1	5	61,738	61,738
394,984,134	B: Non endorsable, common shares of a nominal value	1	1	394,984	394,984
456,722,322				456,722	456,722

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of March 31, 2024 and December 31, 2023

(Expressed in thousands of pesos in homogeneous currency)

ASSETS	Notes and Schedules	03/31/2024	12/31/2023
Cash and due from banks	4 and 5	231,306,354	347,363,136
Cash		118,339,663	172,857,420
Financial institutions and correspondents		111,808,177	172,662,358
Argentine Central Bank		98,867,093	157,133,247
Other local and financial institutions		12,941,084	15,529,111
Others		1,158,514	1,843,358
Debt Securities at fair value through profit or loss	4, 10, 7.1 and A	83,045,683	50,842,557
Derivatives	7.2 and 4	4,979,686	5,754,192
Reverse Repo transactions	4 and 7.3	833,817,491	1,145,818,976
Other financial assets	4, 10 and 7.4	40,198,477	70,643,066
Loans and other financing	4,7.5 and B	760,045,442	738,808,837
To the non-financial public sector		1,140,269	3,138,748
To the financial sector		7,486,270	6,074,801
To the Non-Financial Private Sector and Foreign residents		751,418,903	729,595,288
Other debt securities	4, 7.6 and A	285,777,324	403,567,799
Financial assets pledged as collateral	4 and 7.7	58,206,200	70,326,185
Investments in equity instruments	4 and A	821,348	554,913
Property, plant and equipment	F	76,432,173	77,557,077
Investment property	F	69,217,506	69,135,132
Intangible assets	G	100,756,468	102,548,035
Deferred income tax assets		1,121,525	18,510,832
Other non-financial assets	7.8	26,271,380	26,705,651
TOTAL ASSETS		2,571,997,057	3,128,136,388

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statement.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of March 31, 2024 and December 31, 2023

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	03/31/2024	12/31/2023
LIABILITIES
Deposits	4, 7.9 and H	1,774,840,227	2,348,514,041
Non-financial public sector		90,827,872	152,755,767
Financial sector		166,206	722,537
Non-financial private sector and foreign residents		1,683,846,149	2,195,035,737
Liabilities at fair value through profit or loss	4 and 7.10	2,545,832	921,714
Repo Transactions	4	-	1,425,749
Other financial liabilities	4 and 7.11	79,321,087	110,288,140
Financing received from the Argentine Central Bank and other financial institutions	4 and 7.12	10,362,432	4,081,614
Current income tax liability	7.13	5,998,057	1,117,728
Provisions		39,073,301	22,588,125
Deferred income tax liabilities	7.14	4,660,133	2,460,597
Other non-financial liabilities		94,513,744	116,582,714
TOTAL LIABILITIES		2,011,314,813	2,607,980,422

SHAREHOLDERS' EQUITY
Capital stock		442,672	442,672
Paid in capital		385,936,165	385,936,165
Capital Adjustments		42,623,375	42,623,375
Own shares in portfolio		14,050	14,050
Comprehensive adjustment of shares in portfolio		4,472,436	4,472,436
Cost of treasury stock		(7,833,413)	(7,833,413)
Reserve		6,531,277	6,531,277
Retained earnings		77,864,389	(13,363)
Other comprehensive income		3,706,248	9,688,520
Net income for the period / year		46,466,832	77,877,752
Shareholders' Equity attributable to owners of the parent company		560,224,031	519,739,471
Shareholders' Equity attributable to non-controlling interests		458,213	416,495
TOTAL SHAREHOLDERS' EQUITY		560,682,244	520,155,966
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		2,571,997,057	3,128,136,388

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

As of for three-month period on March 31, 2024 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Notas y Anexos	03/31/2024	03/31/2023
Interest income	7.15	485,478,850	347,219,379
Interest expenses	7.16	(271,804,675)	(252,350,122)
Net interest income		213,674,175	94,869,257
Service fee income	7.18	29,282,667	34,634,273
Service fee expenses	7.19	(6,767,839)	(10,570,286)
Income from insurance activities	9 y 16	4,912,757	6,360,983
Net Service Fee Income		27,427,585	30,424,970
Subtotal		241,101,760	125,294,227
Net income from financial instruments (NIFFI) at fair value through profit or loss	7.17	30,596,591	29,258,686
Result from assets withdrawals rated at amortized cost		53,294,441	(40,207)
Exchange rate difference on gold and foreign currency		1,492,342	2,000,889
Subtotal		85,383,374	31,219,368
Other operating income	7.20	6,745,475	8,178,921
Result from exposure to changes in the purchasing power of the currency		(106,146,383)	(20,360,632)
Loan loss provisions		(7,973,392)	(11,430,331)
Net operating income		219,110,834	132,901,553
Personnel expenses	7.21	(58,636,683)	(56,531,980)
Administration expenses	7.22	(28,639,205)	(30,645,474)
Depreciations and impairment of non-financial assets	7.23	(8,950,169)	(10,425,804)
Other operating expenses	7.24	(50,489,364)	(28,744,211)
Operating income		72,395,413	6,554,084
Income before taxes from continuing operations		72,395,413	6,554,084
Income tax		(25,879,647)	(4,391,679)
Net income for the period		46,515,766	2,162,405
Net income for the period attributable to owners of the parent company		46,466,832	2,162,219
Net income for the period attributable to non-controlling interests		48,934	186

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

EARNING PER SHARE

For three-month period on March 31, 2024 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2024	03/31/2023

NUMERATOR
Net income or the period attributable to owners of the parent company	46,466,832	2,162,219
PLUS: Diluting events inherent to potential ordinary shares	-	-
Net income attributable to owners of the parent company adjusted by dilution	46,466,832	2,162,219

DENOMINATOR

Weighted average of ordinary shares	442,672	442,897
PLUS: Weighted average of number of ordinary shares issued with dilution effect.	-	-
NUMERATOR	442,672	442,897
Net income for the period attributable to owners of the parent company
Basic Income per share	104.97	4.88
Diluted Income per share	104.97	4.88

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For three-month period on March 31, 2024 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2024	03/31/2023
Net income for the period	46,515,766	2,162,405
Net income from equity instrument at fair value through changes in other comprehensive income	(141,937)	(310,698)
Income for the period from equity instrument at fair value through other comprehensive income	(218,364)	(477,998)
Income tax	76,427	167,300
Total Other Comprehensive Income not to be reclassified to profit or loss	(141,937)	(310,698)
Components of Other Comprehensive Income to be reclassified to profit or loss
Foreign currency translation difference in financial statements conversion	30,514	122,788
Foreign currency translation differences for the period	30,514	122,788
(Loss) from financial instrument at fair value through changes in other comprehensive income	(5,878,065)	(139,722)
(Loss) for the year from financial instrument at fair value through other comprehensive income	(9,256,874)	(214,957)
Income tax	3,378,809	75,235
Total Other Comprehensive Income to be reclassified to profit or loss	(5,847,551)	(16,934)
Total Other Comprehensive Income	(5,989,488)	(327,632)
Other comprehensive income attributable to owners of the parent company	(5,982,272)	(327,008)
Other comprehensive income attributable to non-controlling interests	(7,216)	(624)
Total Comprehensive income	40,526,278	1,834,773
Total comprehensive income attributable to owners of the parent company	40,484,560	1,835,211
Total comprehensive income attributable to non-controlling interests	41,718	(438)

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the three-month period ended on March 31, 2024 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Items	Capital Stock	Inflation adjustment of capital stock	Paid in capital	Treasury shares	Inflation adjustment of treasury shares	Cost of of treasury shares	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total shareholders´ equity
										Revaluation of PPE	Foreign currency translation differences	Earnings or los accrued by financial institutions at FV through profit and loss
Balance at December 31, 2023	442,672	42,623,375	385,936,165	14,050	4,472,436	(7,833,413)	-	6,531,277	77,864,389	3,156,213	963,459	5,568,848	519,739,471	416,495	520,155,966
Net income for the period	-	-	-	-	-	-	-	-	46,466,832	-	-	-	46,466,832	48,934	46,515,766
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	-	-	30,514	(6,012,786)	(5,982,272)	(7,216)	(5,989,488)
Balance at March 31, 2024	442,672	42,623,375	385,936,165	14,050	4,472,436	(7,833,413)	-	6,531,277	124,331,221	3,156,213	993,973	(443,938)	560,224,031	458,213	560,682,244

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the three-month period ended on March 31, 2024 presented on comparative basis

(Expressed in thousands of pesos)

Items	Capital Stock	Inflation adjustment of capital stock	Paid in capital	Treasury shares	Inflation adjustment of treasury shares	Cost of of treasury shares	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total shareholders´ equity
										Revaluation of PPE	Foreign currency translation differences	Earnings or los accrued by financial institutions at FV through profit and loss
Balance at December 31, 2022	444,412	43,177,195	400,629,354	12,310	3,918,614	(6,531,277)	4,891,471	24,384,545	(37,451,288)	4,946,149	291,992	(354,745)	438,358,732	347,713	438,706,445
Acquisition of treasury shares	(1,740)	(553,824)	-	1,740	553,824	(1,302,138)	-	-	-	-	-	-	(1,302,138)	-	(1,302,138)
Net income for the period	-	-	-	-	-	-	-	-	2,162,219	-	-	-	2,162,219	186	2,162,405
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	-	-	122,788	(449,796)	(327,008)	(624)	(327,632)
Balance at March 31, 2023	442,672	42,623,371	400,629,354	14,050	4,472,438	(7,833,415)	4,891,471	24,384,545	(35,289,069)	4,946,149	414,780	(804,541)	438,891,805	347,275	439,239,080

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the three-month period ended on March 31,2024 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2024	03/31/2023
CASH FLOW FROM OPERATING ACTIVITIES

Net income/(loss) for the period before Income Tax	72,395,413	6,554,084

Adjustments to obtain flows from operating activities:
Depreciation and impairment of non-financial assets	8,950,169	10,425,804
Loan loss provisions	7,973,392	11,430,331
Other adjustments
-Exchange rate difference on gold and foreign currency	(1,492,342)	(2,000,889)
- Interests from loans and other financing	(485,478,850)	(347,219,379)
- Interests from deposits and financing received	271,804,675	252,350,122
-Net income from financial instruments at fair value through profit or loss	(30,596,591)	(29,258,686)
-Result from derecognition of financial assets measured at amortized cost	(53,294,441)	40,207
-Result from exposure to changes in the purchasing power of the currency	106,146,383	20,360,632
-Fair value measurement of investment properties	351,706	611,666
-Interest on liabilities for financial leases	(627,450)	(2,255,879)

(Increases) / decreases from operating assets:
Debt securities at fair value through profit or loss	54,828,979	2,475,056
Derivatives	774,506	(1,031,673)
Reverse Repo transactions	312,001,485	4,752,227
Loans and other financing
To the non-financial public sector	1,998,479	(210,833)
To the other financial entities	(1,411,469)	(5,807,761)
To the non-financial sector and foreign residents (*)	456,309,293	477,896,648
Other debt securities	117,790,475	241,548,515
Financial assets pledged as collateral	12,119,985	(10,764,108)
Other assets (*)	44,321,836	(19,120,161)

Increases / (decreases) from operating liabilities:
Deposits
Non-financial public sector	(61,927,895)	(21,956,908)
Financial sector	(556,331)	(255,125)
Private non-financial sector and foreign residents	(782,994,263)	(578,855,770)
Liabilities at fair value through profit or loss	1,624,118	(2,066,985)
Derivatives	-	2,424
Repo Transacions	(1,425,749)	-
Other liabilities (*)	(36,314,666)	18,153,302
Income Tax paid	2,044,761	(282,102)

Net cash (used in) / provided by operating activities (A)	15,315,608	25,514,759

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Purchase of PPE, intangible assets and other assets	(4,573,456)	(5,150,990)
Purchase of liability or equity instruments issued by other entities	(266,435)	-

(*) In the items "Loans and other financing - Non-Financial Private Sector and Residents Abroad", "Other Assets" and "Other Liabilities" of March 31, 2024, $5,642,394 rights of use of leased properties were eliminated, corresponding to non-monetary transactions.

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the three-month period ended on March 31, 2024 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2024	03/31/2023
CASH FLOW FROM INVESTING ACTIVITIES (Continuation)

Collections:
Disposals related to PPE, intangible assets and other assets	1,276,059	95,563
Purchase of liability or equity instruments issued by other entities	-	706,450

Net cash used in investing activities (B)	(3,563,832)	(4,348,977)

CASH FLOWS FROM FINANCING ACTIVITIES

Payments:
Interest on finance lease liabilities	(2,326,575)	(1,916,589)
Unsubordinated debt securities	-	(2,650,760)
Financing received from Argentine Financial Institutions	(8,358,975)	(141,453,687)
Repurchase of own shares	-	(1,302,138)

Collections:
Financing received from Argentine Financial Institutions	14,639,793	135,234,544

Net cash used in financing activities (C)	3,954,243	(12,088,630)

Effects of exchange rate changes and exposure to changes in the purchasing power of money on cash and cash equivalents (D)	70,325,431	27,725,361

Result from exposure to changes in the purchasing power of the currency of cash and equivalents (E)	(173,273,781)	(45,506,425)
Net increase in cash and cash equivalents (A+B+C+D+E)	(87,242,331)	(8,703,912)
Cash and cash equivalents at the beginning of the period (NOTE 5)	379,280,651	255,886,637
Cash and cash equivalents at the end of the period (NOTE 5)	292,038,320	247,182,725

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

1.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Grupo Supervielle S.A. (hereinafter, "the Group"), is a company whose main activity is investment in other companies, its main income comes from the distribution of dividends from these companies and the obtaining of income from other financial assets.

The consolidated financial statements of Grupo Supervielle S.A. they have been consolidated, line by line with the financial statements of Banco Supervielle S.A., Sofital S.A.U.F. e I., Supervielle Asset Management S.A., Espacio Cordial de Servicios S.A., Supervielle Seguros S.A., InvertirOnline S.A.U., Portal Integral de Inversiones S.A.U., Micro Lending S.A.U., Supervielle Productores Asesores de Seguros S.A., Bolsillo Digital S.A.U., Supervielle Agente de Negociación S.A.U., Dólar IOL S.A.U. y IOL Holding S.A.

The main investment of the Company is its shareholding in Banco Supervielle S.A., a financial entity included in Law No. 21.526 of Financial Institutions and subject to BCRA regulations, for which the valuation and exposure guidelines used have been adopted by said Entity (see Note 1.1) in accordance with that established in Title IV, Chapter I, Section I, Article 2 of the 2013 Orderly Text of the National Securities Commission (CNV).

These Consolidated Condensed Interim Financial Statements have been approved by the Board of Directors of the Company at its meeting held on May 22, 2024.

1.1.	Preparation basis

These consolidated financial statements have been prepared pursuant to: (i) provisions set by Intenational Accounting Standards N° 34, “Interim Financial Information” (IAS 34) and (ii) the accouting information framework set by the Argentine Central Bank which is based on International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Standards Interpretation Committee with the following exceptions:

●	temporary exception to the application of point 5.5. (impairment) of IFRS 9 "Financial Instruments" on debt instruments of the Non-Financial Public Sector. Had IFRS 9 been applied to the debt instruments of the Non-Financial Public Sector.

If IFRS 9 on non-financial public sector debt instruments had been applied, a net reduction in income tax of 2,421 million and 2,122 million as of March 31, 2024 and December 31, 2023 would have been recorded in the Group's equity, respectively.

●	Option to classify holdings in dual bonds at amortized cost or fair value with a counterpart in other comprehensive income: The BCRA allows financial entities to classify said bonds in the three categories available in IFRS 9, based on this option, the Group has decided to classify them within the category of fair value with a counterpart in ORI and at amortized cost. However, according to the contractual characteristics of the instrument, it does not meet the criteria of "only payments of principal plus interest" established in IFRS 9, therefore, in accordance with said standard, the Group should have valued said instruments at fair value with consideration in results. Had IFRS 9 been applied, and the bonds valued at fair value through profit or loss, a reduction net of income tax of 24 million and 9 million would have been recorded in the Group's equity as of March 31, 2024 and December 31, 2023, respectively.
●	In accordance with the provisions of Communication “A” 7642 of the B.C.R.A., the application of IFRS 17 "Insurance Contracts" will be optional until the B.C.R.A. has its obligation. The Group made use of this option. If the standard had been applied, increase in the Group's net worth of 19.9 million and 21.47 million as of March 31, 2024 and December 31, respectively, would have been recorded.

In accordance with the provisions of IAS 34, the interim financial information will include an explanation of the events and transactions, occurred since the end of the last annual reporting period, that are significant to understand the changes in the financial position, the financial performance and cash flows of the Group with the objective of updating the information corresponding to the latest financial statements for the annual year ended December 31, 2023 (hereinafter “annual financial statements”). Therefore, these condensed interim consolidated financial statements do not include all the information that would be required by complete financial statements prepared in accordance with International Financial Reporting Standards, therefore, for an adequate understanding of the information included therein, they must be read in conjunction with the annual financial statements.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

The Group's Management has concluded that these interim condensed financial statements fairly present the financial position, financial performance and cash flows.

The preparation of condensed consolidated interim financial statements requires the Group to make estimates and evaluations that affect the amount of assets and liabilities recorded, and the disclosure of contingencies, as well as the income and expenses recorded in the period. In this regard, estimates are made to calculate, for example, provisions for credit risk, the useful lives of property, plant and equipment, depreciation and amortization, the recoverable value of assets, the tax charge on earnings and the fair value of certain financial instruments. The actual future results may differ from the estimates and evaluations made at the date of preparation of these interim condensed consolidated financial statements.

The areas that involve a greater degree of judgment or complexity or areas in which the assumptions and estimates are significant to the consolidated financial statements are described in Note 2.

As of the date of issuance of these financial statements, they are pending transcription to the Inventory and Balance Sheet Book.

1.1.1	Going concern

As of the date of these consolidated condensed interim financial statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

1.1.2	Measuring unit

Figures included in these consolidated condensed interim financial statements are expressed in thousands of Argentine pesos, unless otherwise stated.

The Group´s consolidated financial statements recognice changes in the currency purchasing power until August 31, 1995. As from such date, in virtue of existing economic stability conditions and pursuant to Communication “A” 2365 issued by the Argentine Central Bank, accounting measurements were not re-expressed until December 31, 2001. In virtue of Communication “A” 3702 issued by the Argentine Central Bank, the application of the method was resumed and became effective on January 1, 2002. Previous accouting measurements were considered to be expressed in the currency as of December 31, 2001.

Pursuant to Communication “A” 3921 issued by the Argentine Central Bank, in compliance with Decree 664/03 issued by the National Executive Power, the application of the re-expression of financial statements in homogeneous currency was interrupted as from March 1, 2003. Therefore, the Group applied said re-expression until February 28, 2003.

In turn, Law N° 27,468 (B.O. 04/12/2018) amended article 10° of Law N° 23,928 and its amendments, thus establishing that the abolition of all legal and regulating standards that set and authorize price indexing, monetary updating, cost changes or any other manner of re-increasing debts, taxes, prices or fees for goods, works or services does not include financial statements, regarding which the application of article 62 of the General Corporations Law N° 19,550 (T.O 1984) and its amendments shall prevail.

Likewise, the aforementioned legal body set de abolition of Decree N° 1269/2002 dated on July 16, 2002 and its amendments and instructed the National Executive Power, through its controlling agencies, to set the date as from which said regulations became into effect in relation with financial statements to be submitted. Therefore, on February 22, 2019, the Argentine Central Bank issued Communication “A” 6651 which established that financial statements shall be prepared in a homogeneous currency as from January 1, 2020. Therefore, these consolidated financial statements have been re-expressed as of March 31, 2024.

1.1.3Comparative information

The balances for the year ended December 31, 2023 and the three months period ended March 31, 2024 that are disclosed in these financial statements for comparative purposes arise from the financial statements as of such dates, which were prepared with the regulations in force in said year/period.

It´s worth mentioning that, given the restatement of financial statements pursuant to IAS 29 and the provisions of Communication “A” 7211, the Group adjusted for inflation the figures included in the Statement of Financial Position, Income Statement, Other Comprehensive Income and Changes in the Shareholders’ Equity Statement and respective notes as of March 31, 2024 in order to record them in homogeneous currency.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

1.1.4 Changes in accounting policies and new accounting standards

With the approval of new IFRS, modifications or derogations of the standards in force, and once such changes are adopted through Adoption Bulletins issued by Argentine Federation of Professional Councils in Economic Sciences (FACPCE), the Argentine Central Bank will determine the approval of such standards for financial entities. In general terms, no anticipated IFRS application shall be allowed unless upon adoption such anticipated measure is specified.

The changes introduced during the year ended March 31, 2024 are listed below, which did not have significant impacts on the Group's consolidated financial statements:

(a)	Amendments to IAS 16 – Leases

(b)	Amendments to IAS 1 – Non-current assets with covenants.

The changes that have not come into force as of March 31, 2024 are set out below:

(a)  Amendments to IAS 21 - Lack of Interchangeability

The amendments establish a two-step approach to assess whether a currency can be exchanged for another currency and, when this is not possible, determine the exchange rate to be used and the information to be disclosed.

The modifications will be effective for the years beginning on January 1, 2025 and, although international standards allow their early application, RG N°972/23 of the C.N.V. does not allow it.

The Group is currently evaluating the impact that this modification may have on its consolidated financial statements.

(b)  Modifications to IAS 1 - Presentation and presentation in the financial statements

On April 9, 2024, the IASB approved IFRS 18, which refers to “Presentation and presentation in financial statements.”

The modifications will be effective for the years beginning on January 1, 2027 and, although international standards allow their early application, RG N°972/23 of the C.N.V. does not allow it.

The Group is currently evaluating the impact that this modification may have on its consolidated financial statements.

1.2.	Impairment of financial assets

The Group evaluates, based on a prospective approach, expected credit losses (“ECL”) related to financial assets rated at amortized cost or fair value with changes in another comprehensive income, the exposure resulting from loan commitments and financial guarantee contracts with the scope set by Communication “A” 6847 issued by the Argentine Central Bank.

The Group measures ECL of financial instruments reflecting the following:

(a)a probability amount, weighed and unbiased, that is defined through the evaluation of a range of possible result;
(b)the temporal value of money; and
(c)the reasonable and sustainable information available at no cost nor excessive effort on the submission date on past events, current conditions and future economic condition forecasts.

IFRS 9 sets forth the following “Three stages” model for the impairment based on changes in the credit quality from initial recognition:

●If, on the submission date, the credit risk of a financial instrument has not increased significantly since its initial recognition, the Group will classify such instrument in “Stage 1”.
●If a significant increase in credit risk (“SICR”) is detected, from its initial recognition, the instrument is moved to “Stage 2”, but such instrument is not deemed to contain a credit impairment.
●If the financial instrument contains credit impairment, it is moved to “Stage 3”.
●For financial instruments in “Stage 1”, the Bank measures ECL at an amount equivalent to the amount of expected credit loss during the useful life term of the asset that result from potential default events within the next 12 months.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

As for Financial Instruments in “Stage 2” and “Stage 3”, the Group measures ECL during the useful life term of the asset (hereinafter “lifetime”). Note 1.3.1 includes a description of how the Group defines when a significant increase in credit risk has occurred.
●A generalized concept in the measurement of ECL pursuant to IFRS 9 shall be considered prospective information.
●Financial assets with impairment on credit value, either purchased or produced, account for those financial assets which have been impaired since initial recognition. ECL of this type of financial instruments is always measured during the asset lifetime (“Stage 3”).

The following chart summarizes the impairment requirements pursuant to IFRS 9 (for financial assets that do not entail impairment on credit value, either purchased or produced:

Changes in the credit quality since initial recognition
Stage 1	Stage 2	Stage 3
(initial recognition)	(significant increase of credit risk since initial recognition)	(Impaired credit)
12 months ECL	Lifetime ECL

There have been no significant changes in the judgments and key assumptions adopted by the Group for the measurement of PCE, with respect to what was reported in the financial statements as of December 31, 2023.

1.2.1 Maximum exposure to credit risk

The chart below includes an analysis of credit risk exposure of the financial instruments for which expected credit loss provisions are recognized. The gross amount of financial assets books included in the chart accounts for the maximum credit risk exposure of such assets.

Loan Type	March 31, 2024			Total
	ECL Staging
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Promissory notes	141,545,555	1,299,020	1,033,742	143,878,317
Unsecured corporate loans	111,887,967	3,076,146	540,064	115,504,177
Overdrafts	146,353,653	2,960,261	709,655	150,023,569
Mortgage loans	79,050,172	6,532,409	2,323,188	87,905,769
Automobile and other secured loans	23,700,292	2,368,234	415,033	26,483,559
Personal loans	58,063,581	7,692,318	2,217,292	67,973,191
Credit cards	357,361,848	19,917,041	2,157,167	379,436,056
Foreign Trade Loans	65,724,408	10,462,301	-	76,186,709
Other financing	152,678,845	1,538,765	-	154,217,610
Other receivables from financial transactions	8,239,864	142,845	2,199	8,384,908
Receivables from financial leases	19,837,302	1,872,209	178,877	21,888,388
Total	1,164,443,487	57,861,549	9,577,217	1,231,882,253

1.2.2 Credit risk provision

Allowances for loan losses recognized in the year is affected by a range of factors as follows:

●	Transfers between Stage 1 and Stage 2 or 3 given financial instruments experience significant increases (or decreases) in credit risk or are impaired over the year, and the resulting “increase” between ECL at 12 months and Lifetime;
●	Additional assignments for new financial instruments recognized during the year, as well as write-offs for withdrawn financial instruments;

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

●	Impact on the calculation of ECL of changes in DP, EAD and LGD during the year, resulting from the regular updating of model inputs;
●	Impact on the measurement of ECL as a result of changes in models and assumptions;
●	Impact resulting from time elapsing as a consequence of the current value updating;
●	Conversion to local currency for foreign-currency-denominated assets and other movements; and
●	Financial assets withdrawn during the year and application of provisions related to assets withdrawn from the balance sheet during the period.

The following tables explain the changes in the credit risk provision corresponding to the Group between the beginning and the end of the period due to the factors indicated below as of March 31, 2024 and December 31, 2023:

	Allowance			Total
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Allowances for loan losses as of 12/31/2023	9,033,695	8,505,242	11,813,515	29,352,452
Transfers:
From Stage 1 to Etapa 2	(1,232,096)	3,861,759	-	2,629,663
From Stage 1 to Etapa 3	(106,610)	-	826,175	719,565
From Stage 2 to Etapa 3	-	(371,851)	746,586	374,735
From Stage 2 to Etapa 1	25,083	(340,504)	-	(315,421)
From Stage 3 to Etapa 2	-	2,342,302	(3,010,993)	(668,691)
From Stage 3 to Etapa 1	673	-	(30,486)	(29,813)
Additions	5,526,906	-	-	5,526,906
Collections	(3,239,354)	(5,158,525)	(1,744,990)	(10,142,869)
Accruals	504,111	1,766,552	1,709,726	3,980,389
Withdrawn financial assets	(2,911)	(5,732)	(1,167,274)	(1,175,917)
Portfolio sale	-	-	(632,737)	(632,737)
Exchange Differences and Others	1,288,999	2,093,357	2,785,168	6,167,524
Monetary result	(3,075,334)	(2,895,110)	(3,894,798)	(9,865,242)
Allowances for loan losses as of 03/31/2024	8,723,162	9,797,490	7,399,892	25,920,544

	Allowance			Total
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Allowances for loan losses as of 12/31/2022	16,363,823	14,288,097	29,757,561	60,409,481
Transfers:
From Stage 1 to Etapa 2	(220,969)	517,338	-	296,369
From Stage 1 to Etapa 3	(7,423)	-	340,681	333,258
From Stage 2 to Etapa 3	-	(22,605)	129,511	106,906
From Stage 2 to Etapa 1	64,514	(168,928)	-	(104,414)
From Stage 3 to Etapa 2	-	7,605	(30,899)	(23,294)
From Stage 3 to Etapa 1	743	-	(16,818)	(16,075)
Additions	21,144,616	-	-	21,144,616
Collections	(20,410,622)	(3,887,902)	(7,888,766)	(32,187,290)
Accruals	85,219	453,735	4,059,882	4,598,836
Withdrawn financial assets	(2,788,615)	(6,379,379)	(14,535,945)	(23,703,939)
Portfolio sale	-	-	(8,585,629)	(8,585,629)
Exchange Differences and Others	4,214,773	9,644,058	21,809,792	35,668,623
Monetary result	(9,412,364)	(5,946,777)	(13,225,855)	(28,584,996)
Allowances for loan losses as of 12/31/2023	9,033,695	8,505,242	11,813,515	29,352,452

	Assets Before Allowances			Total
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Assets Before Allowances as of 12/31/2023	889,622,502	52,185,904	18,696,724	960,505,130
Transfers:
From Stage 1 to Etapa 2	(23,604,014)	23,604,014	-	-
From Stage 1 to Etapa 3	(843,700)	-	843,700	-
From Stage 2 to Etapa 3	-	(701,848)	701,848	-
From Stage 2 to Etapa 1	1,305,908	(1,305,908)	-	-
From Stage 3 to Etapa 2	-	6,399,646	(6,399,646)	-
From Stage 3 to Etapa 1	34,319	-	(34,319)	-
Additions	341,522,945	-	-	341,522,945
Collections	(120,665,965)	(22,371,264)	(1,935,698)	(144,972,927)
Accruals	78,689,696	1,673,090	1,367,020	81,729,806
Withdrawn financial assets	(2,911)	(5,732)	(1,167,274)	(1,175,917)
Portfolio sale	-	-	(615,612)	(615,612)
Exchange Differences and Others	2,361,743	5,063,644	4,358,762	11,784,149
Monetary result	(299,553,559)	(17,766,827)	(6,238,288)	(323,558,674)
Assets Before Allowances as of 03/31/2024	868,866,964	46,774,719	9,577,217	925,218,900

	Assets Before Allowances			Total
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Assets Before Allowances as of 12/31/2022	1,131,808,614	90,126,237	45,200,651	1,267,135,502
Transfers:				-
From Stage 1 to Etapa 2	(5,934,649)	5,934,649	-	-
From Stage 1 to Etapa 3	(460,033)	-	460,033	-
From Stage 2 to Etapa 3	-	(306,592)	306,592	-
From Stage 2 to Etapa 1	3,763,783	(3,763,783)	-	-
From Stage 3 to Etapa 2	-	57,891	(57,891)	-
From Stage 3 to Etapa 1	39,349	-	(39,349)	-
Additions	685,638,088	-	-	685,638,088
Collections	(258,907,889)	(17,800,353)	(10,742,905)	(287,451,147)
Accruals	90,063,536	5,487,857	7,672,985	103,224,378
Withdrawn financial assets	(2,788,615)	(6,379,379)	(14,535,945)	(23,703,939)
Portfolio sale	-	-	(8,815,532)	(8,815,532)
Exchange Differences and Others	8,518,235	36,766,787	23,126,671	68,411,693
Monetary result	(762,117,917)	(57,937,410)	(23,878,586)	(843,933,913)
Assets Before Allowances as of 12/31/2023	889,622,502	52,185,904	18,696,724	960,505,130

The following tables explain the classification of loans and other financing by stage corresponding to the Group as of March 31, 2024 and December 31, 2023:

	As of March 31, 2024			Total
	Stage 1	Stage 2	Stage 3
Promissory notes	141,545,555	1,299,020	1,033,742	143,878,317
Unsecured corporate loans	111,887,967	3,076,146	540,064	115,504,177
Overdrafts	124,290,612	2,031,232	709,655	127,031,499
Mortgage loans	79,050,172	6,532,409	2,323,188	87,905,769
Automobile and other secured loans	23,700,292	2,368,234	415,033	26,483,559
Personal loans	58,063,581	7,692,318	2,217,292	67,973,191
Credit card loans	83,848,366	9,759,240	2,157,167	95,764,773
Foreign Trade Loans	65,724,408	10,462,301	-	76,186,709
Other financings	152,678,845	1,538,765	-	154,217,610
Other receivables from financial transactions	8,239,864	142,845	2,199	8,384,908
Receivables from financial leases	19,837,302	1,872,209	178,877	21,888,388
Subtotal	868,866,964	46,774,719	9,577,217	925,218,900
Allowances for loan losses	(8,723,162)	(9,797,490)	(7,399,892)	(25,920,544)
Total	860,143,802	36,977,229	2,177,325	899,298,356

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	As of December 31, 2024			Total
	Stage 1	Stage 2	Stage 3
Promissory notes	119,276,355	1,210,793	688,262	121,175,410
Unsecured corporate loans	156,968,271	2,712,598	798,975	160,479,844
Overdrafts	63,410,444	2,115,888	836,663	66,362,995
Mortgage loans	74,086,655	5,420,463	2,295,589	81,802,707
Automobile and other secured loans	19,361,602	3,485,323	392,658	23,239,583
Personal loans	65,102,066	11,042,685	2,448,718	78,593,469
Credit card loans	97,479,204	14,929,160	2,550,397	114,958,761
Foreign Trade Loans	51,144,689	6,079,730	8,529,584	65,754,003
Other financings	204,600,845	2,209,157	-	206,810,002
Other receivables from financial transactions	9,697,237	200,506	6,160	9,903,903
Receivables from financial leases	28,495,134	2,779,601	149,718	31,424,453
Subtotal	889,622,502	52,185,904	18,696,724	960,505,130
Allowances for loan losses	(9,033,695)	(8,505,242)	(11,813,515)	(29,352,452)
Total	880,588,807	43,680,662	6,883,209	931,152,678

1.3. Consolidation

A subsidiary is an entity (or subsidiary), including structured entities, in which the Group has control because it (i) has the power to manage relevant activities of the subsidiary (ii) has exposure, or rights, to variable returns from its involment with the subsidiary, and (iii) has the ability to use its power over the subsidiary in order to affect the amount of the investor´s returns. The existence and the effect of the substantive rights, including substantive rights of potential vote, are considered when evaluating whether the Group has power over the other entity. For a right to be substantive, the right holder must have the practical competence to exercise such right whenever it is necessary to make decisions on the direction of the entity’s relevant activities. The Group can have control over an entity, even when it has less voting powers than those required for the majority.

Accordingly, the protecting rights of other investors, as well as those related to substantive changes in the subsidiary´ activities or applicable only in unusual circumstances, do not prevent the Group from having power over a subsidiary. The subsidiaries are consolidated as from the date on which control is transferred to the Group, ceasing its consolidation as from the date on which control ceases.

The following chart provides the subsidiaries which are object to consolidation:

Company	Condition	Legal Adress	Principal Activity	Percentage of Participation
				03/31/2024		12/31/2023
				Direct	Direct and Indirect	Direct	Direct and Indirect
Banco Supervielle S.A.	Controlled	Reconquista 330, C.A.B.A., Argentina	Commercial Bank	97.10%	99.90% (1)	97.10%	99.90% (1
Supervielle Asset Management S.A.	Controlled	San Martín 344, C.A.B.A., Argentina	Asset Management and Other Services	95.00%	100.00%	95.00%	100.00%
Sofital S.A.U.F. e I.	Controlled	San Martín 344, 16th floor, C.A.B.A., Argentina	Financial operations and administration of marketable securities	100.00%	100.00%	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	Patricias Mendocinas 769, Ciudad de Mendoza, Argentina(2)	Trading of products and services	95.00%	100.00%	95.00%	100.00%
Supervielle Seguros S.A.	Controlled	Reconquista 320, 1st floor, C.A.B.A., Argentina	Insurance company	95.00%	100.00%	95.00%	100.00%
Micro Lending S.A.U.	Controlled	San Martin 344, 16th floor, Buenos Aires	Financial Company	100.00%	100.00%	100.00%	100.00%

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Company	Condition	Legal Adress	Principal Activity	Percentage of Participation
				03/31/2024		12/31/2023
				Direct	Direct and Indirect	Direct	Direct and Indirect
InvertirOnline S.A.U.	Controlled	Humboldt 1550, 2nd floor, department 201, C.A.B.A., Argentina	Financial Broker	100.00%	100.00%	100.00%	100.00%
Portal Integral de Inversiones S.A.U	Controlled	San Martín 344, 15th floor, C.A.B.A., Argentina	Representations	100.00%	100.00%	100.00%	100.00%
IOL Holding S.A.	Controlled	Treinta y tres 1271, Montevideo, Uruguay	Financial Company	99.99%	100.00%	99.99%	100.00
Supervielle Productores Asesores de Seguros S.A	Controlled	Reconquista 320, 1st floor, C.A.B.A., Argentina	Insurance Broker	95.24%	100.00%	95.24%	100.00%
Bolsillo Digital S.A.U.	Controlled	Bartolomé Mitre 434, 5th floor. C.A.B.A., Argentina (3)	Computer Services	-	100.00%	-	100.00%
Supervielle Agente de Negociación S.A.U.	Controlled	Bartolomé Mitre 434, 5th floor. C.A.B.A., Argentina	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%

(1) The participation of Grupo Supervielle S.A. direct and indirect in the votes in Banco Supervielle S.A. amounts to 99.87% as of 03/31/24 and 12/31/23.

(2) On October 21, 2021, through the Board of Directors Minutes, the change of address of the Company's headquarters was resolved, fixing it at Avda. Gral. San Martín 731, 1st floor, in the City of Mendoza. It is pending registration in the Directorate of Legal Entities and Public Registry of the Province of Mendoza.

(3) On May 31, 2023, through the Board of Directors Minutes, the change of address of the Company's headquarters was resolved, setting it at San Martin 344, 16th floor of the Autonomous City of Buenos Aires. It is pending registration in IGJ.

2.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with the accounting framework established by the Argentine Central Bank requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the accounting standards established by the Argentine Central Bank to establish the Group's accounting policies.

The Group has identified the following areas that involve a higher degree of judgment or complexity, or areas in which the assumptions and estimates are significant for the consolidated financial statements that are essential for understanding the underlying accounting / financial reporting risks:

(a)	Fair value of derivatives and other financial instruments

The fair value of financial instruments not listed in active markets is determined by using valuation techniques. Such techniques are regularly validated and reviewed by qualified personnel independent from the area which developed them. All models are assessed and adjusted before being used in order to ensure that results reflect current information and comparable market prices. As long as possible, models rely on observable inputs only; however, certain factors, such as implicit rates in the last available tender for similar securities and spot rate curves, require the use of estimates. Changes in the assumptions of these factors may affect the reported fair value of financial instruments.

(b)	Allowances for loan losses and advances

The Group recognizes the allowance for loan losses under the expected credit loss method included in IFRS 9. The most significant judgements of the model relate to defining what is considered to be a significant increase in credit risk and in making assumptions and estimates to incorporate relevant information about past events, current conditions and forecasts of economic conditions. The impact of the forecasts of economic conditions are determined based on the weighted average of three internally developed macroeconomic scenarios that take into consideration the Group´s economic outlook as derived through forecast macroeconomic variables, which include Inflation rate, monthly economic activity estimator and private sector wage. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective and very sensitive to the risk factors.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Note 1.2 provides more detail of how the expected credit loss allowance is measured.

(c)	Impairment of non-financial assets

Intangible assets with finite lives and property, plants and equipment are amortized or depreciated along their useful lives in a lineal manner. The Group monitors the conditions related to these assets to determine whether events and circumstances justify a review of the amortization and remaining depreciation period and whether there are factors or circumstances that imply an impairment in the value of assets that cannot be recovered.

The Group has applied judgment in identifying indicators of impairment of property, plant and equipment and intangible assets that are amortized. The Group has requested appraisals for its properties as of December 31, 2023, recording devaluation in some of them (see note 1.12. d), while for the rest of the categories of fixed assets and intangibles and goodwill, they have not been identified. indications of impairment for any of the periods presented in the consolidated financial statements.

(d)	Income tax and deferred tax

A significant judgement is required to determine liabilities and assets from current and deferred taxes, The current tax is provisioned in accordance with the amounts expected to be paid and the deferred tax is provisioned over temporary differences between tax basis of assets and liabilities and book values to aliquots expected to be in force when reversing them.

Assets from deferred tax are recognized upon the possibility of relying on future taxable earnings against which temporary differences can be utilized, based on the Senior Management´s assumptions regarding amounts and opportunities of future taxable earnings, Later, it is necessary to determine whether assets from deferred tax are likely to be utilized and set off future taxable earnings, Real results may differ from estimates, such as changes in tax legislation or the result of the final review of affidavits issued by tax authorities and tax courts.

Likely future tax earnings and the number of tax benefits are based on a medium-term business plan prepared by the administration. Such plan is based on reasonable expectations. See note 4 to the financial consolidated statements.

3.	SEGMENT REPORTING

The Group determines operating segments based on performance reports which are reviewed by the Board and key personnel of the Senior Management and updated upon changes.

Grupo Supervielle´s clients receive the following services:

●	Personal and Business Banking Segment:
-	Small companies, individuals and companies that record annual sales of up to 1,500,000
-	"Small and Medium Size Companies", companies that record annual sales of over 1,500,000 up to 10,000,000
●	Corporate Baking Segment:
-	Megras that record annual sales over 10,000,000 up to 14,000,000
-	Big Companies. Grandes companies that record annual sales of over 14,000,000

Grupo Supervielle considers the business for the type of products and services offered, identifying the following operating segments:

a-	Personal and Business Banking: Through this segment, Supervielle offers a wide range of financial products and services designed to meet the needs of individuals, entrepreneurs, and small businesses and SMEs.
b-	Corporate Banking: Includes advisory services at a corporate and financial level, as well as the administration of assets and loans targeted to corporate clients.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

c-	Bank Treasury: This segment is in charge of the assignment of liquidity of the Entity in accordance with the different commercial areas´ needs and its own needs, Treasury implements financial risk administration policies of the Bank, administers trading desk operations, distributes financial products, such as negotiable securities and develops business with the financial sector clients and whole sale non-financial sector clients.
d-	Insurance: Includes insurance products, with a focus on life insurance, to targeted customers segments.
e-	Asset Management and Other Services: Supervielle offers a variety of other services to its clients, including mutual fund products through Supervielle Asset Management S.A., retail brokerage services through InvertirOnline S.A.U., non-financial products through Espacio Cordial Servicios S.A. and until February 2023 it offered payment solutions to retailers through Bolsillo Digital S.A.U.

Operating results of the different operating segments of Grupo Supervielle are reviewed individually with the purpose of taking decisions over the allocation of resources and the performance analysis of each segment. The performance of such segments will be evaluated based on operating income and is measured consistently with operating income/(expenses) of the consolidated income statement.

When a transaction is carried out between operating segments, they are taken in an independent and equitable manner, as in cases of transactions with third parties. Later, income, expenses and results from transfers between operating segments are removed from the consolidation.

Grupo Supervielle does not present information by geographical segments because there are no operating segments in economic environments with risks and rewards that are significantly different.

The following chart includes information by segment as of March 31,2024 and March 31,2023, and December 31, 2023, respectively:

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 03.31.2024
Interest income	94,064,829	56,889,956	330,022,634	179,691	1,827,911	2,493,829	485,478,850
Interest expenses	(62,812,175)	(14,286,674)	(194,716,659)	-	(53,655)	64,488	(271,804,675)
Distribution of results by Treasury	31,642,244	(21,178,259)	(10,463,985)	-	-	-	-
Net interest income	62,894,898	21,425,023	124,841,990	179,691	1,774,256	2,558,317	213,674,175
Services Fee Income	17,508,731	2,417,826	106,951	-	9,676,722	(427,563)	29,282,667
Services Fee Expenses	(5,797,636)	(449,631)	(100,705)	-	(419,867)	-	(6,767,839)
Income from insurance activities	-	-	-	4,537,654	-	375,103	4,912,757
Net Service Fee Income	11,711,095	1,968,195	6,246	4,537,654	9,256,855	(52,460)	27,427,585
Subtotal	74,605,993	23,393,218	124,848,236	4,717,345	11,031,111	2,505,857	241,101,760
Net income from financial instruments at fair value through profit or loss	123,791	-	23,960,073	3,633,739	3,052,409	(173,421)	30,596,591
Income from withdrawal of assets rated at amortized cost	24,870	-	51,994,783	-	-	1,274,788	53,294,441
Exchange rate difference on gold and foreign currency	416,682	(39,703)	587,697	1,405	414,226	112,035	1,492,342
NIFFI And Exchange Rate Differences	565,343	(39,703)	76,542,553	3,635,144	3,466,635	1,213,402	85,383,374
Result from exposure to changes in the purchasing power of the currency	(15,184,144)	(3,617,863)	(65,751,296)	(6,461,836)	(6,921,132)	(8,210,112)	(106,146,383)
Other operating income	3,220,710	1,588,424	356,992	7,929	1,654,050	(82,630)	6,745,475
Loan loss provisions	(7,683,519)	(271,639)	(21,591)	-	-	3,357	(7,973,392)
Net operating income	55,524,383	21,052,437	135,974,894	1,898,582	9,230,664	(4,570,126)	219,110,834
Personnel expenses	(42,383,165)	(8,092,756)	(4,215,679)	(1,487,700)	(2,391,652)	(65,731)	(58,636,683)
Administration expenses	(22,754,784)	(1,960,771)	(1,380,437)	(644,071)	(1,845,332)	(53,810)	(28,639,205)
Depreciations and impairment of non-financial assets	(6,910,584)	(1,210,959)	(512,892)	(96,247)	(66,898)	(152,589)	(8,950,169)
Other operating expenses	(16,011,044)	(5,733,238)	(27,175,744)	(81)	(744,194)	(825,063)	(50,489,364)
Operating income	(32,535,194)	4,054,713	102,690,142	(329,517)	4,182,588	(5,667,319)	72,395,413
Result from associates and joint ventures	-	-	-	-	34,064	(34,064)	-
Result before taxes	(32,535,194)	4,054,713	102,690,142	(329,517)	4,216,652	(5,701,383)	72,395,413
Income tax	11,466,559	(1,395,834)	(35,482,609)	(242,425)	(610,104)	384,766	(25,879,647)
Net (loss) / income	(21,068,635)	2,658,879	67,207,533	(571,942)	3,606,548	(5,316,617)	46,515,766
Net (loss) / income for the period attributable to owners of the parent company	(21,068,635)	2,658,879	67,207,533	(571,942)	3,606,548	(5,365,551)	46,466,832
Net (loss) / income for the period attributable to non-controlling interest	-	-	-	-	-	48,934	48,934

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 03.31.2024
Other comprehensive (loss) / income	65,630	(6,362)	(7,054,690)	-	30,514	975,420	(5,989,488)
Other comprehensive (loss) / income attributable to owners of the parent company	65,630	(6,362)	(7,054,690)	-	30,514	982,636	(5,982,272)
Other comprehensive (loss) / income attributable to non-controlling interest	-	-	-	-	-	(7,216)	(7,216)
Comprehensive (loss) / income for the period	(21,003,005)	2,652,517	60,152,843	(571,942)	3,637,062	(4,341,197)	40,526,278
Comprehensive (loss) / income attributable to owners of the parent company	(21,003,005)	2,652,517	60,152,843	(571,942)	3,637,062	(4,382,915)	40,484,560
Comprehensive (loss) / income attributable to non-controlling interests	-	-	-	-	-	41,718	41,718

Assets by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 03.31.2024
Cash and due from banks	116,292,513	3,429,048	107,216,166	12,590	4,214,996	141,041	231,306,354
Debt securities at fair value through profit or loss	61,786	809,999	60,870,135	10,396,070	9,145,798	1,761,895	83,045,683
Loans and other financing	352,503,832	363,893,042	36,644,356	6,619,395	815,555	(430,738)	760,045,442
Other debt securities	511,955	-	277,629,033	-	-	7,636,336	285,777,324
Other Assets	64,705,193	10,767,125	1,071,292,874	7,727,058	46,183,129	11,146,875	1,211,822,254
Total Assets	534,075,279	378,899,214	1,553,652,564	24,755,113	60,359,478	20,255,409	2,571,997,057

Liabilities by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 03.31.2024
Deposits	650,037,392	196,123,746	930,089,267	-	-	(1,410,178)	1,774,840,227
Financing received from the Argentine Central Bank and others financial institutions	35,882	782	10,325,768	-	6,488	(6,488)	10,362,432
Other liabilities	68,156,504	18,192,378	61,478,935	9,566,867	9,169,024	59,548,446	226,112,154
Total Liabilities	718,229,778	214,316,906	1,001,893,970	9,566,867	9,175,512	58,131,780	2,011,314,813

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 03.31.2023
Interest income	97,041,290	47,212,114	202,084,054	6,939	375,954	499,028	347,219,379
Interest expenses	(80,821,970)	(16,250,306)	(155,847,920)	-	(261,179)	831,253	(252,350,122)
Distribution of results by Treasury	39,509,911	(15,748,574)	(23,761,337)	-	-	-	-
Net interest income	55,729,231	15,213,234	22,474,797	6,939	114,775	1,330,281	94,869,257
Services Fee Income	24,283,086	2,980,126	226,787	-	7,893,279	(749,005)	34,634,273
Services Fee Expenses	(9,530,156)	(586,411)	(250,051)	-	(350,525)	146,857	(10,570,286)
Income from insurance activities	-	-	-	5,856,897	-	504,086	6,360,983
Net Service Fee Income	14,752,930	2,393,715	(23,264)	5,856,897	7,542,754	(98,062)	30,424,970
Subtotal	70,482,161	17,606,949	22,451,533	5,863,836	7,657,529	1,232,219	125,294,227
Net income from financial instruments at fair value through profit or loss	374,922	-	25,753,192	1,939,241	1,117,040	74,291	29,258,686
Income from withdrawal of assets rated at amortized cost	-	-	189,187	-	-	(229,394)	(40,207)
Exchange rate difference on gold and foreign currency	644,448	149,446	523,026	8	163,789	520,172	2,000,889
NIFFI And Exchange Rate Differences	1,019,370	149,446	26,465,405	1,939,249	1,280,829	365,069	31,219,368
Result from exposure to changes in the purchasing power of the currency	1,542,955	(1,510,987)	(13,071,719)	(3,091,681)	(1,726,025)	(2,503,175)	(20,360,632)
Other operating income	5,027,159	2,721,976	300,847	26,119	604,025	(501,205)	8,178,921
Loan loss provisions	(11,404,957)	(27,546)	2,172	-	-	-	(11,430,331)
Net operating income	66,666,688	18,939,838	36,148,238	4,737,523	7,816,358	(1,407,092)	132,901,553
Personnel expenses	(41,182,007)	(7,793,131)	(3,264,194)	(1,465,823)	(2,765,041)	(61,784)	(56,531,980)
Administration expenses	(25,959,445)	(1,800,477)	(1,393,047)	(1,181,492)	(1,498,470)	1,187,457	(30,645,474)
Depreciations and impairment of non-financial assets	(8,084,227)	(1,356,378)	(537,676)	(115,476)	(179,463)	(152,584)	(10,425,804)
Other operating expenses	(15,875,888)	(2,917,489)	(9,406,779)	(248)	(650,999)	107,192	(28,744,211)
Operating income	(24,434,879)	5,072,363	21,546,542	1,974,484	2,722,385	(326,811)	6,554,084

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 03.31.2023
Result from associates and joint ventures	27,806	-	-	-	57,800	(85,606)	-
Result before taxes from continuing operations	(24,407,073)	5,072,363	21,546,542	1,974,484	2,780,185	(412,417)	6,554,084
Income tax	8,213,783	(1,900,818)	(8,345,441)	(951,098)	(1,408,977)	872	(4,391,679)
Net (loss) / income	(16,193,290)	3,171,545	13,201,101	1,023,386	1,371,208	(411,545)	2,162,405
Net (loss) / income for the period attributable to owners of the parent company	(16,193,290)	3,171,545	13,201,101	1,023,386	1,371,208	(411,731)	2,162,219
Net (loss) / income for the period attributable to non-controlling interest	-	-	-	-	-	186	186
Other comprehensive (loss) / income	(76,337)	(37,848)	(497,116)	-	122,788	160,881	(327,632)
Other comprehensive (loss) / income attributable to owners of the parent company	(76,337)	(37,848)	(497,116)	-	122,788	161,505	(327,008)
Other comprehensive (loss) / income attributable to non-controlling interest	-	-	-	-	-	(624)	(624)
Comprehensive (loss) / income for the period	(16,269,627)	3,133,697	12,703,985	1,023,386	1,493,996	(250,664)	1,834,773
Comprehensive (loss) / income attributable to owners of the parent company	(16,269,627)	3,133,697	12,703,985	1,023,386	1,493,996	(250,226)	1,835,211
Comprehensive (loss) / income attributable to non-controlling interests	-	-	-	-	-	(438)	(438)

Assets by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2023

Cash and due from banks	167,943,785	4,590,738	166,893,929	6,448	5,723,634	2,204,602	347,363,136
Debt securities at fair value through profit or loss	84,958	1,280,083	29,661,160	8,086,993	9,305,929	2,423,434	50,842,557
Loans and other financing	393,256,218	298,158,829	39,482,505	7,608,705	924,201	(621,621)	738,808,837
Other debt securities	1,830,874	-	386,079,170	1,145,928	24	14,511,803	403,567,799
Other Assets	101,924,464	37,281,387	1,390,520,556	10,651,315	52,446,145	(5,269,808)	1,587,554,059
Total Assets	665,040,299	341,311,037	2,012,637,320	27,499,389	68,399,933	13,248,410	3,128,136,388

Liabilities by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2023
Deposits	879,576,417	326,252,360	1,143,019,094	-	-	(333,830)	2,348,514,041
Financing received from the Argentine Central Bank and others financial institutions	70,569	-	4,011,045	-	230,935	(230,935)	4,081,614
Other liabilities	90,241,315	26,860,807	43,767,662	11,739,202	12,200,926	70,574,855	255,384,767
Total Liabilities	969,888,301	353,113,167	1,190,797,801	11,739,202	12,431,861	70,010,090	2,607,980,422

4.	FAIR VALUES

The Group classifies the fair values of the financial instruments into 3 levels, according to the quality of the data used for their determination.

Fair Value level 1:  The fair value of financial instruments traded in active markets (such as publicly-traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting year, If the quote price is available and there is an active market for the instrument, it will be included in level 1.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on the Group’s specific estimates, If all significant inputs required to fair value a financial instrument are observable, such instrument is included in level 2.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

Grupo Supervielle’s financial instruments measured at fair value as of March 31,2024 and December 31,2023 are detailed below:

Instrument portfolio as of 03/31/2024	FV level 1	FV level 2	FV level 3	TOTAL

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Assets
- Debt securities at fair value through profit or loss	80,672,717	2,372,966	-	83,045,683
- Derivatives	-	4,979,686	-	4,979,686
- Other financial assets	32,482,092	-	-	32,482,092
- Other debt securities	25,127,902	15,910,689	-	41,038,591
- Financial assets pledged as collateral	58,204,340	-	-	58,204,340
- Investments in Equity Instruments	456,488	-	364,860	821,348
Total Assets	196,943,539	23,263,341	364,860	220,571,740
Liabilities
- Liabilities at fair value through profit or loss	2,545,832	-	-	2,545,832
- Other financial liabilities	78,493,982	-	-	78,493,982
Total Liabilities	81,039,814	-	-	81,039,814

Instrument portfolio as of 12/31/2023	FV level 1	FV level 2	FV level 3	TOTAL
Assets
- Debt securities at fair value through profit or loss	48,461,305	2,381,252	-	50,842,557
- Derivatives	-	5,754,192	-	5,754,192
- Other financial assets	32,077,291	-	-	32,077,291
- Other debt securities	46,277,980	15,827,744	-	62,105,724
- Financial assets pledged as collateral	70,313,451	-	-	70,313,451
- Investments in Equity Instruments	74,437	-	480,476	554,913
Total Assets	197,204,464	23,963,188	480,476	221,648,128
Liabilities
- Liabilities at fair value through profit or loss	921,714	-	-	921,714
- Other financial liabilities	109,762,092	-	-	109,762,092
Total Liabilities	110,683,806	-	-	110,683,806

Below is shown the reconcilation of the financial instruments classiffied as Fair Value Level 3:

FV level 3	12/31/2023	Transfers	Additions	Disposals	P/L	03/31/2024
Assets
- Debt securities at fair value through profit or loss	480,476	-	102,748	-	(218,364)	364,860

The Group's policy is to recognize transfers between levels of fair values only at year-end dates.

Valuation Techniques

Valuation techniques to determine fair values include the following:

-Market or quoted prices for similar instruments.
-The estimated present value of instruments.

All fair value estimates, except for equity instruments at level 3, are included in level 2. To do so, the

Group uses valuation techniques through spot rate curves that estimate yield curves based on market prices. market. They are detailed below:

-Interpolation model: It consists of the determination of the value of financial instruments that do not have a market price at the closing date, based on quoted prices for similar assets (both in terms of issue, currency, and duration) in the active markets (MAE, Bolsar or secondary) through the linear interpolation of them. This technique has been used by the Entity to determine the fair value of the instruments issued by the BCRA and Treasury Bills without quotation at the end of this period.

-Performance Curve Model under Nelson Siegel: This model proposes a continuous function to model the trajectory of the instant forward interest rate considering as a domain the term comprised until the next interest and / or capital payment. It consists in the determination of the instrument’s price estimating volatility through market curves. The Entity has used this model to estimate prices in debt securities or financial instruments with variable interest rate.

The main data and aspects considered by the Group to determine fair values under the linear interpolation model have been:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

- Prices of instruments quoted between the date on which the curve is estimated and the settlement date of the last available settlement.

- Recommended rates in the last available tender.

- Only instruments that have traded with 24-hour settlement are considered.

- If the same stock has been listed on the MAE and Bolsar, the market listing that has traded a higher volume is considered.

- The yield curve is standardized based on a set of nodes, each of which has an associated maturity date.

- Instruments denominated in dollars are converted at the exchange rate on the date the species is traded.

Likewise, for the determination of fair values under the Nelson Siegel model, the main data and aspects considered by the Entity were:

- The Spot rate curves in pesos + BADLAR and the Spot rate curve in dollars are established from bonds predefined by the Financial Risk Management.

- The main source of prices for Bonds is MAE, without considering those corresponding to operations for its own portfolio.

The eligible bonus sets are not static, expanding with each new issue.

The Group periodically evaluates the performance of the models based on indicators which have defined tolerance thresholds.

Under IFRS, the estimated residual value of an instrument at inception is generally the transaction price. In the event that the transaction price differs from the determined fair value, the difference will be recognized in the income statement proportionally for the duration of the instrument.

Fair Value of Other Financial Instruments

The following describes the methodologies and assumptions used to determine the fair values of financial instruments not recorded at their value in these financial statements:

-Assets whose fair value is similar to book value: For financial assets and liabilities that are liquid or have short-term maturities (less than three months), the book value is considered to be similar to fair value.

-Fixed rate financial instruments: The fair value of financial assets was determined by discounting future cash flows at the current market rates offered, for each year, for financial instruments with similar characteristics. The estimated fair value of deposits with a fixed interest rate was determined by discounting future cash flows through the use of market interest rates for deposits with maturities similar to those of the Group's portfolio.

For listed assets and the quoted debt, fair value was determined based on market prices.

-Other financial instruments: In the case of financial assets and liabilities that are liquid or have a short term to maturity, it is estimated that their fair value is similar to their book value. This assumption also applies to savings deposits, current accounts and others.

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of March 31,2024 and December 31,2023:

Other Financial Instruments as of 03/31/2024	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	231,306,354	231,306,354	231,306,354	-	-
-Other financial assets	7,716,385	7,716,385	7,716,385	-	-
-Loans and other financing	760,045,442	907,921,729	-	-	907,921,729
- Repo transactions	833,817,491	833,817,491	833,817,491	-	-
- Other Debt Securities	244,738,733	250,770,563	248,979,123	1,791,440	-
-Financial assets in as guarantee	1,860	1,860	1,860	-	-
	2,077,626,265	2,231,534,382	1,321,821,213	1,791,440	907,921,729
Financial Liabilities
-Deposits	1,774,840,227	1,871,868,536	-	-	1,871,868,536

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Other Financial Instruments as of 03/31/2024	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
- Other financial liabilities	827,105	827,105	827,105	-	-
-Financing received from the BCRA and other financial institutions	10,362,432	10,703,074	-	-	10,703,074
	1,786,029,764	1,883,398,715	827,105	-	1,882,571,610

Other Financial Instruments as of 12/31/2023	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	347,363,136	347,363,137	347,363,137	-	-
-Other financial assets	38,565,775	38,565,774	38,565,774	-	-
-Loans and other financing	738,808,837	840,317,069	-	-	840,317,069
- Repo transactions	1,145,818,976	1,145,818,976	1,145,818,976	-	-
- Other Debt Securities	341,462,075	386,900,084	386,900,084	-	-
-Financial assets pledged as collateral	12,734	12,734	12,734	-	-
	2,612,031,533	2,758,977,774	1,918,660,705	-	840,317,069
Financial Liabilities
-Deposits	2,348,514,041	2,422,127,018	-	-	2,422,127,018
-Other financial liabilities	526,048	526,048	526,048	-	-
-Finances received from the BCRA and other financial institutions	1,425,749	1,425,749	1,425,749	-	-
- Unsubordinated debt securities	4,081,614	4,227,494	-	-	4,227,494
	2,354,547,452	2,428,306,309	1,951,797	-	2,426,354,512

5.	CASH AND DUE FROM BANKS

The composition of cash as of March 31, 2024 and December 31, 2023 is detailed below:

Item	03/31/2024	12/31/2023	03/31/2023	12/31/2022
Cash and due from banks	231,306,354	347,363,136	223,549,094	228,523,976
Debt securities at fair value through profit or loss	39,923,481	27,337,684	22,068,963	26,490,701
Money Market Funds	20,808,485	4,579,831	1,564,668	871,960
Cash and cash equivalents	292,038,320	379,280,651	247,182,725	255,886,637

For their part, the reconciliations between the balances of those items considered cash equivalents in the Statement of Cash Flow and those reported in the Statement of Financial Position as of the indicated dates are set out below:

Items	03/31/2024	12/31/2023	03/31/2023	12/31/2022
Cash and due from Banks
As per Statement of Financial Position	231,306,354	347,363,136	223,549,094	228,523,976
As per the Statement of Cash Flows	231,306,354	347,363,136	223,549,094	228,523,976
Debt securities at fair value through profit or loss
As per Statement of Financial Position	83,045,683	50,842,557	105,387,534	83,468,714
Securities not considered as cash equivalents	(43,122,202)	(23,504,873)	(83,318,571)	(56,978,013)
As per the Statement of Cash Flows	39,923,481	27,337,684	22,068,963	26,490,701
Money Market Funds
As per Statement of Financial Position – Other financial assets	40,198,477	70,643,066	59,914,353	38,278,753
Other financial assets not considered as cash	(19,389,992)	(66,063,235)	(58,349,685)	(37,406,793)
As per the Statement of Cash Flow	20,808,485	4,579,831	1,564,668	871,960

Reconciliation of financing activities at March 31, 2024 and December 31, 2023 is as follows:

Items	Balances at 12/31/2023	Cash Flows		Other non-cash movements	Balances at 03/31/2024
		Collections	Payments
Financing received from the Argentine Central Bank and other financial institutions	4,081,614	14,639,793	(8,358,975)	-	10,362,432
Lease Liabilities	4,332,603	-	(2,326,575)	1,802,081	3,808,109
Total	8,414,217	14,639,793	(10,685,550)	1,802,081	14,170,541

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

6.	RELATED PARTY TRANSACTIONS

Related parties are considered to be all those entities that directly, or indirectly through other entities, control over another, are under the same control or may exercise significant influence over the financial or operational decisions of another entity.

The Group controls another entity when it has power over the financial and operating decisions of other entities and in turn obtains benefits from it, On the other hand, the Group considers that it has joint control when there is an agreement between the parties regarding the control of a common economic activity.

Finally, those cases in which the Group has significant influence is due to the power to influence the financial and operating decisions of another entity but not being able to exercise control over them, For the determination of such situations, not only the legal aspects are observed but also the nature and substance of the relationship.

Additionally, related parties are considered to be the key personnel of the Group's Management (members of the Board and managers of the Group and its subsidiaries), as well as the entities over which key personnel may exercise significant influence or control.

Controlling Entity

Mr. Julio Patricio Supervielle is the main shareholder of the Groups, with registered address on Reconquista 330, Autonomous City of Buenos Aires, Julio Patricio Supervielle´s interest in the capital and votes of the Group as of March 31, 2024 and December 31, 2023  amounts to the 29.86% and 35.12% respectively.

Transactions with related parties

The financings, including those that were restructured, were granted in the normal course of business and on substantially the same terms, including interest rates and guarantees, as those in force at the time to grant credit to non-related parties, Likewise, they did not imply a risk of bad debts greater than normal, nor did they present any other type of unfavorable conditions.

The following table shows the total credit assistance granted by the Group to key personnel, main shareholder trustees, their relatives up to the second degree of consanguinity or first degree of affinity (according to the definition of a related natural person of the Central Bank.) and any company linked to any of the above whose consolidation is not required:

	As of March 31, 2024	As of December 31, 2023
Aggregate total financial exposure	4.381.587	1.778.169
Number of recipient related parties	75	80
(a) Individuals	65	68
(b) Companies	10	12
Average total financial exposure	58.421	22.227
Single largest exposure	2.238.987	1.387.195

Historical values as of March 31, 2024, without adjustment for inflation

The financing, including those that were restructured, was granted in the normal course of business and on substantially the same terms, including interest rates and guarantees, as those in force at the time for granting credit to unrelated parties. Likewise, they did not imply a risk of bad debts greater than normal nor did they present other types of unfavorable conditions.

7.	COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND CONSOLIDATED INCOME STATEMENT

	03/31/2024	12/31/2023
7.1 Debt securities at fair value through profit or loss
Government securities	76,726,998	46,966,047
Corporate securities	6,318,685	3,876,510
	83,045,683	50,842,557
7.2 Derivatives
Debtor balances related to forward operations in foreign currency to be settled in pesos	3,025,164	4,350,955
Debtor balances related to forward operations in foreign currency	114,028	240,216
Sales options	1,840,494	1,163,021

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2024	12/31/2023
	4,979,686	5,754,192
7.3 Repo Transactions
Financial debtors from cash sales to be settled and active repos	937,616	440,108
Financial debtors for active repos of government securities	1,860,750	1,329,747
Financial debtors for active repos of I.R.M. with Argentine Central Bank	821,991,158	1,134,712,639
Accrued interest receivable for active repos	9,027,967	9,336,482
	833,817,491	1,145,818,976
7.4 Other financial assets
Participation Certificates in Financial Trusts	2,564,598	963,302
Investments in Asset Management and Other Services	19,221,605	10,447,837
Other investments	3,658,495	4,720,141
Receivable from spot sales pending settlement	6,852,934	37,854,424
Several debtors	7,025,050	16,537,336
Miscellaneous debtors for credit card operations	1,386,043	751,084
Allowances	(510,248)	(631,058)
	40,198,477	70,643,066
7.5 Loans and other financing
Financial sector	1,140,269	3,138,748
Overdrafts	784,346	2,733,004
Discounted documents	622	405,744
Promissory notes	351,591	-
Credit card loans	3,710	-
Other financial entities	7,486,270	6,074,801
Overdrafts	-	79
Credit card loans	17,204	-
Others	7,488,785	6,085,486
Less: allowances	(19,719)	(10,764)
Non‑financial private sector and foreign residents:	751,418,903	729,595,288
Loans	744,394,794	715,100,099
Overdrafts	126,247,153	63,629,912
Discounted documents	143,877,695	121,175,410
Promissory notes	115,152,586	160,074,101
Mortgage loans	87,905,769	81,802,707
Automobile and other secured loans	26,483,559	23,239,583
Personal loans	67,973,191	78,593,469
Credit card loans	95,743,859	114,958,761
Foreign trade loans and U$S loans	76,186,709	65,754,003
Others	6,212,430	7,115,688
IFRS adjustments	(1,388,157)	(1,243,535)
Receivables from financial leases	21,564,395	30,970,120
Receivables from financial leases	21,888,388	31,424,453
IFRS adjustments	(323,993)	(454,333)
Others	8,384,908	9,903,903
Less: allowances	(22,925,194)	(26,378,834)
	760,045,442	738,808,837

Likewise, as of March 31, 2024 and December 31, 2023, the Group maintains the following eventual responsibilities:

Eventual Responsibilities	03/31/2024	12/31/2023
Other guarantees granted	92,632,291	141,561,124
Responsibilities for foreign trade operations	14,310,489	19,384,950
Promissory notes	5,070,875	7,219,937
Overdrafts	1,743,027	863,702
	113,756,682	169,029,713

On the other hand, the Group has the following collateral on the loans and other financing granted on the dates indicated:

	03/31/2024	12/31/2023
Guarantees received	230,212,780	278,064,583
	230,212,780	278,064,583

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

The classification of loans and other financing, by situation and guarantees received, is detailed in Annex B.

The concentration of loans and other financing is detailed in Annex C.

The opening by term of loans and other financing is detailed in Annex D.

The movements in the provision for bad debts of loans and other financing are detailed in Annex R.

The movements in the provision for bad debts of loans and other financing are detailed in Annex R.

The movements in the provision for bad debts of loans and other financing are detailed in Annex R.

7.6 Other debt securities	03/31/2024	12/31/2023
Debt securities	22,083,509	19,206,014
Debt securities of financial trusts	5,817,292	6,960,928
Goverment securities	256,648,497	262,151,372
Securities issued by the Argentine Central Bank	1,346,144	115,357,639
Others	74	134
Allowance	(118,192)	(108,288)
	285,777,324	403,567,799
7.7 Financial assets pledged as collateral
Government in guarantee for repo operations	-	1,474,817
Special guarantees accounts in the Argentine Central Bank	24,413,617	32,997,504
Deposits in guarantee	1,860	35,853,864
Forward purchases through repo transactions	33,790,723	-
	58,206,200	70,326,185
7.8 Other non-financial assets
Other Miscellaneous assets	12,923,070	12,945,523
Loans to employees	270,412	3,236,030
Payments in advance	11,701,137	9,018,559
Works of art and collector's pieces	384,128	384,128
Retirement insurance	597,242	830,848
Other non-financial assets	395,391	290,563
	26,271,380	26,705,651

7.9 Deposits
Non-financial sector	90,827,872	152,755,767
Financial sector	166,206	722,537
Current accounts	141,276,953	210,132,036
Savings accounts	627,464,724	1,109,831,448
special checking accounts	263,770,493	366,635,411
Fixed term and term investments	378,855,398	268,662,265
Investment accounts	210,149,067	185,034,402
Others	18,042,456	24,014,590
Interest and Adjustments	44,287,058	30,725,585
	1,774,840,227	2,348,514,041
7.10 Liabilities at fair value through profit and loss
Liabilities for transactions in local currency	183,205	921,714
Liabilities for transactions in foreign currency	2,362,627	-
	2,545,832	921,714
7.11 Other financial liabilities
Amounts payable for spot transactions pending settlement	8,088,169	21,944,792
Collections and other operations on behalf of third parties	66,311,064	83,538,971
Fees accrued to pay	10,693	18,308
Financial guarantee contracts	29,843	63,796
Lease liability	3,808,109	4,332,603
Others	1,073,209	389,670
	79,321,087	110,288,140
7.12 Financing received from the Argentine Central Bank and other financial institutions
Financing received from local financial institutions	2,231,160	3,693,771
Financing received from international institutions	8,131,272	387,843
	10,362,432	4,081,614
7.13 Provisions
Provisions for unutilized balances	27,231,658	10,657,542
Eventual commitments	2,454,225	2,209,098
Provision for restructuring expenses	9,000,000	9,097,314
Other contingencies	387,418	624,171
	39,073,301	22,588,125
7.14 Other non-financial liabilities
Payroll and social securities	38,945,710	48,896,952
Sundry creditors	28,930,239	34,177,440
Tax payable	21,349,308	29,841,255

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Planned payment orders pending settlement	3,607,736	1,938,255
Revenue from contracts with customers (1)	1,349,395	1,376,734
Contribution to the deposit guarantee fund	234,554	221,579
Others non- financial liabilities	96,802	130,499
	94,513,744	116,582,714

	03/31/2024	03/31/2023
7.15 Interest income
Interest on overdrafts	16,213,022	12,480,216
Interest on promissory notes	21,911,041	19,958,118
Interest on personal loans	15,867,030	28,060,715
Interest on promissory notes	36,273,985	28,857,151
Interest on credit card loans	9,554,146	19,139,362
Interest on mortgage loans	41,707,830	19,241,666
Interest on automobile and other secured loan	4,532,341	4,528,433
Interest on foreign trade loans and USD loans	876,404	1,438,434
Interest on financial leases	4,705,941	6,268,473
Interest on public and private securities measured at amortized cost	234,308,561	24,815,383
Others	99,528,549	182,431,428
	485,478,850	347,219,379
7.16 Interest Expenses
Interest on current accounts deposits	122,586,482	121,040,844
Interest on time deposits	145,082,568	128,435,866
Interest on other liabilities from financial transactions	2,053,898	1,294,597
Interest on financing from the financial sector	487,650	1,093,170
Others	1,594,077	485,645
	271,804,675	252,350,122
7.17 Net income from financial instruments at fair value through profit or loss
Income from corporate and government securities	29,133,708	27,344,645
Income from securities issued by the Argentine Central Bank	-	374,923
Derivatives	1,462,883	1,539,118
	30,596,591	29,258,686
7.18 Service Fees Income
Commissions from deposit accounts	9,589,606	14,879,965
Commissions from credit and debit cards	6,255,709	8,447,385
Commissions from loans operations	62,161	183,474
Commissions from miscellaneous operations	13,193,250	10,902,962
Others	181,941	220,487
	29,282,667	34,634,273
7.19 Services Fees expenses
Commissions paid	6,523,878	10,354,536
Export and foreign currency operations	243,961	215,750
	6,767,839	10,570,286
7.20 Other operating incomes
Loans recovered and allowances reversed	627,450	2,255,879
Rental from safety boxes	577,540	791,559
Commissions from trust services	51,811	56,226
Adjust other credits	946,366	710,735
Sales of property. plant and equipment	201,796	19,635
Default interests	745,830	1,100,644
Others	3,594,682	3,244,243
	6,745,475	8,178,921
7.21 Personnel expenses
Payroll and social securities	54,516,494	53,570,674
Personnel expenses	4,120,189	2,961,306
	58,636,683	56,531,980

7.22 Administration expenses
Directors´ and statutory auditors´fees	849,922	768,996
Other fees	8,040,842	9,869,235

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2024	03/31/2023
Advertising and publicity	1,276,967	1,397,168
Taxes	6,988,057	6,981,791
Maintenance. security and services	7,904,245	7,565,827
Rent	13,369	22,541
Others	3,565,803	4,039,916
	28,639,205	30,645,474
7.23 Depreciation and impairment of non-financial assets
Depreciation of property. plant and equipment (Schedule F)	1,647,132	1,854,691
Depreciation of other non-financial assets	1,138,442	1,180,212
Amortization of intangible assets (Schedule G)	4,688,252	5,372,432
Depreciation of rent asstes by right of use (Schedule F)	1,476,343	2,004,845
Loss from sale or devaluation of property, plant and equipment	-	13,624
	8,950,169	10,425,804
7.24 Other operating expenses
Promotions related with credit cards	2,833,415	1,396,755
Turnover tax	18,950,840	21,565,374
Result by initial recognition of loans	51,507	112,207
Balance adjustments loans and credit cards	296,914	601,178
Interests for leases liabilities	351,706	611,666
Coverage services	6,217	5,903
Contributions made to deposit insurance fund	686,954	952,502
Others provisions	22,271,336	2,618,219
Others	5,040,475	880,407
	50,489,364	28,744,211

8.	CONSIDERATIONS OF RESULTS

The Annual Ordinary Shareholders' Meeting held on April 19, 2024 approved the allocation of profits for the year ended on December 31, 2023 as follows: (i) legal reserve for thousands of pesos $5,632,951, (ii) optional reserve for thousands of pesos $32,889,397 and (iii) reserve for future dividends for thousands of pesos $12,840,783.

9.	INSURANCE

9.1 Income from insurances activities

The composition of the item “Result for insurance activities” as of March 31, 2024 and March 31, 2023 is as follows:

Items	03/31/2024	03/31/2023
Accrued premiums	6,814,153	8,328,538
Accrued claims	(811,564)	(1,163,072)
Production expenses	(1,089,832)	(804,483)
Total	4,912,757	6,360,983

10.	ASSET MANAGEMENT AND OTHER SERVICES

As of March 31, 2024, and December 31, 2023, Banco Supervielle S.A. is the depository of the Asset managed by Supervielle Asset Management S.A. In accordance with C.N.V. General Resolution No, 622/13, below are the portfolio, net worth and number of units of the Mutual Funds mentioned earlier.

Asset Management and Other Services	Portfolio		Net Worth		Number of Units
	03/31/2024	12/31/2023	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Premier Renta CP en Pesos	512,527,373	577,101,740	511,875,481	576,425,022	30,500,234,851	30,510,651,741
Premier Renta Plus en Pesos	3,928,940	4,944,287	3,885,871	4,924,584	40,719,797	48,164,279
Premier Renta Fija Ahorro	23,328,435	37,325,692	23,100,794	36,565,565	109,580,001	227,991,276
Premier Renta Fija Crecimiento	16,157,170	27,160,723	16,146,258	27,143,520	6,426,762,447	9,532,812,035
Premier Renta Variable	7,646,886	8,240,304	7,399,430	8,174,793	12,894,238	12,205,660
Premier Abierto Pymes	8,741,228	9,999,552	8,648,386	9,983,234	150,912,436	142,666,395
Premier Commodities	4,199,911	5,585,285	3,423,393	4,329,413	20,878,861	22,338,558
Premier Capital	21,321,353	27,099,692	21,173,821	25,330,596	276,886,025	380,115,435

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Premier Inversión	2,291,856	2,578,449	2,290,903	2,489,081	336,008,977	342,850,074
Premier Balanceado	2,634,998	3,069,714	2,633,188	3,067,607	31,263,852	32,648,809
Premier Renta Mixta	14,795,028	40,998,316	14,734,500	40,701,563	635,835,915	2,641,477,623
Premier Renta Mixta en Dólares	5,963,333	4,135,977	5,782,418	4,053,845	8,151,995	4,995,316
Premier Performance Dólares	22,491,755	16,493,646	22,211,380	16,069,507	24,539,542	15,351,225
Premier Global USD	760,529	897,314	737,378	875,248	776,590	640,443
Premier Estratégico	10,066,827	11,206,016	10,058,949	11,197,453	832,710,848	832,710,848
Premier FCI Sustentable ASG	479,614	496,462	478,756	495,388	209,900,558	172,449,306

11.	ADDITIONAL INFORMATION REQUIRED BY THE BCRA

11.1. Contribution to the deposit insurance system

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No. 1127/98 dated September 24, 1998, established the maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency. Such limit was set at $1,000 as from March 1, 2019 and increased to 1,500 as of May 1, 2020. As of January 1, 2023 with the appearance of Communication “A” 7661, the limit is established at $6,000.

This regime does not include deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by persons directly or indirectly related to the entity, deposits of securities, acceptances or guarantees, and those set up after July 1, 1995 at an interest rate higher than that periodically set forth by the Argentine Central Bank on the basis of the daily survey carried out by that agency (*). Excluded from the regime are also the deposits whose ownership was acquired through endorsement and placements offering incentives additional to the interest rate. The system has been implemented through the creation of the so-called “Deposit Guarantee Fund" (F,G,D,), which is managed by the company Seguros de Depósitos S.A. (SEDESA) and whose shareholders are the Central Bank and the financial institutions in the proportion determined for each of them by that agency on the basis of contributions made to such fund.

(*) Effective as of April 17, 2020, by provision of “A” 6460, these exclusions are the following: Demand deposits in which interest rates higher than the reference rates are agreed and deposits and term investments that exceed 1.3 times that rate or the reference rate plus five percentage points - whichever is the greater -, except for fixed-term deposits in pesos arranged at the minimum annual nominal rate disseminated by the BCRA as established. provided for in point 1.11.1. of the regulations on “Term deposits and investments”. The reference rates are periodically published by the BCRA according to the moving average of the last five banking business days of the passive rates that for fixed-term deposits of up to 100 (or its equivalent in other currencies), arise from the survey carried out said Institution. Effective as of April 1, 2024, the reference rates will be calculated according to the moving average of the last five banking business days of the passive rates for fixed-term deposits in pesos up to 50,000 and in foreign currency up to USD 100, arise from the survey carried out by the BCRA.

11.2. Restricted Assets

The Group has assets whose availability is restricted, according to the following detail:

Detail	03/31/2024	12/31/2023
Other receivables from financial transactions
Special guarantee accounts in the Argentine Central Bank	24,413,617	32,997,505
Guarantee deposits for term operations	22,957,370	16,972,456
Guarantee deposits for credit cards transactions	3,524,053	4,057,888
Other guarantee deposits	7,309,300	14,810,786
	58,204,340	68,838,635

Within restricted availability assets there are $ 1,474,817 forward purchases through repos transactions.

11.3. Compliance of provisions issued by the National Securities Commission

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Pursuant to General Ruling N° 629 issued by the National Securities Commission, supporting documentation of our accounting and administration operations for the financial years 2012 to 2023 and until March 31, 2024, the accounting books since 2019 up to date and all corporate books are safeguarded in the registered headquarters.

Any other documentation or book, older than the date specified above for each case, is safeguarded by the firm AdeA S.A., whose warehouse is located on Ruta Provincial N°36, Km 31,500, Bosques, Partido de Florencio Varela, Buenos Aires Province.

11.4 Financial Trusts

The detail of the financial trusts in which The Entity acts as Trustee or as Settler is summarized below:

As Trustee:

Banco Supervielle S.A.

Below is a detail of financial trusts:

Below is a detail of the Guarantee Management trust where Banco Supervielle acts as a trustee as of March 31, 2024:

Financial trust	Indenture executed on	Due of principal obligation	Original principal amount	Principal balance	Beneficiaries	Settlers
Fideicomiso de Administración Interconexión 500 KV ET Nueva San Juan - ET Rodeo Iglesia	09/12/2018	The Term of this Trust Fund Contract will be in force over 24 months as from 09/12/2018, or until the expiration of liabilities through Disbursements (Termination Date”), 30 days (thirty days) after the maturity of this Trust Agreement without the parties’ having agreed upon an Extension Commission, the Trustor of the trust account shall receive USD 6.000 (six thousand US Dollars) at the exchange rate in force in Banco Supervielle as a fine Dated 10/14/2023 Interconexión Eléctrica Rodeo S.A. accepted the proposal of the Commission for Extension and Extension of the Trust Contract for 6 months	-	-

Those initially mentioned (DISERVEL S.R.L., INGENIAS S.R.L, GEOTECNIA (INV. CALVENTE), NEWEN INGENIERIA S.A., INGICIAP S.A., MERCADOS ENERGETICOS, DISERVEL S.R.L.) and providers of works, goods and services included in the Project to be assigned by the Trustee with prior consent of the Trustor interconexión Electrica Rodeo S.A.

Micro Lending S.A.U. (Financial Trust Micro Lending)

The following are financial trusts where Micro Lending S.A.U acts as settler:

Financial Trust	Set-up on	Securitized Amount	Issued Securities
			Type	Amount	Type	Amount	Type	Amount
III	06/08/2011	$ 39,779	VDF TV A	VN$ 31,823	VDF B	VN $ 6,364	CP	VN $ 1,592
			Mat: 03/12/13		Vto: 11/12/13		Vto: 10/12/16
IV	09/01/2011	$ 40,652	VDF TV A	VN$ 32,522	VDF B	VN $ 6,504	CP	VN $ 1,626
			Mat: 06/20/13		Vto: 10/20/13		Vto: 06/29/17

11.5. Issuance of negotiable debt secutities

Global Program for the issuance of simple Negotiable Debt securities, not convertible into shares

As of March 31, 2024 and December 31, 2023, the Group has no current issues.

11.6. Restrictions imposed on the distributions of dividends

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Pursuant to regulations set by the Argentine Central Bank, 20% of the profits for the year, net of possible prior year adjustments, where applicable, are to be allocated to the Legal Reserve.

Pursuant to the amended text on distributions of dividends, financial entities shall comply with a series of requirements, as follows: i) They shall not be subject to the provisions of Sections 34 and 35 bis of the Financial Institutions Law; ii) No liquidity assistance loans shall have been granted to them; iii) they shall be in compliance with information regimes; iv) they shall not record shortfalls in the compiled minimum capital (without computing for such purposes the effects of the individual exemptions granted by the Superintendence of Financial and Foreign Exchange Institutions) or minimum cash, v) they shall have complied with additional capital margin when applicable.

The entities not facing any of these situations may distribute dividends in accordance with provisions set forth in said amended text, provided the entity´s liquidity or solvency is not jeopardized.

It should be noted that through Communication “A” 6464 the B.C.R.A. established that until March 31, 2020, financial entities that, to determine the distributable result, have not increased the capital conservation margins by 1 additional percentage point must have prior authorization from the SEFyC for the distribution of results. established in the standards.

On August 30, 2019 and with the objective of stabilizing the exchange market, the B.C.R.A. established through Communication “A” 6768 that financial entities, in order to proceed with the distribution of their results, must have prior authorization from the Superintendency of Financial and Exchange Entities. In said authorization process, the Comptroller Entity will take into consideration, among other elements, the potential effects of the application of international accounting standards according to Communication "A" 6430 (Point 5.5 of IFRS 9 - Impairment of value of financial assets) as well as the effects of the restatement of financial statements provided for by Communication "A" 6651.

On March 9, 2023, through communication "A" 7719, the BCRA established that from April 1, 2023, and until December 31, 2023, financial entities may distribute results in 6 equal, monthly and consecutive installments. for up to 40% of the amount that would have corresponded if the profit distribution rules were applied.

On March 21, 2024, through communication “A” 7984, the BCRA established that until December 31, 2024, financial entities may distribute results in 6 equal, monthly and consecutive installments for up to 60% of the amount that would have been corresponding, to apply the rules of distribution of results.

As indicated in Note 13, as a result of the treasury share purchase program, as of March 31, 2024, 7,833,413 treasury shares were held in the portfolio. In accordance with the provisions of Title IV, Chapter III, article 3, subsection 11, item c of the C.N.V. Regulations (N.T. 2013 and mod.), while said shares are held in the portfolio, there is a restriction on the distribution of the results unassigned and free reserves for the amount of said cost.

11.7. Accounts unedifying minimum cash integration compliance

As of March 31, 2024 and December 31, 2023, the minimum cash reserve was made up as follows:

Item (1)	03/31/2024	12/31/2023
Current accounts in the Argentine Central Bank . (2)	19,000,000	12,010,000
Sight accounts in the Argentine Central Bank . (2)	86,901,051	97,142,376
Special guarantee accounts at the B.C.R.A. . (2)	24,357,040	21,763,020
Special accounts for credit. assets. (2)	1,980,220	-
Total	132,238,311	130,915,396

        (1) Historical values without inflation adjustment

                    (2) They correspond to balances according to bank statements.

It is worth mentioning that on those dates, the Group was in compliance with minimum cash integration requirements.

12.	FINANCIAL RISK FACTORS

There have been no significant changes in the risk management policies to which the Group is exposed, with respect to what is reported in the financial statements as of December 31, 2023 and in Note 1.2.

13.	REPURCHASE OF TREASURY SHARES

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

On July 20, 2022, the Company's Board of Directors approve a repurchase of treasury shares with a maximum amount to be invested of 2,000,000 or the lesser amount resulting from the acquisition until reaching 10% of the capital stock. The price to be paid for the shares will be up to a maximum of US$2.20 per ADR on the New York Stock Exchange and up to a maximum of $138 per Class B share on Bolsas y Mercados Argentinos S.A. The Company will acquire shares for a term of 250 calendar days from the entry into force of the program, subject to any renewal or extension of the term that is approved by the Board of Directors. The approved share program does not imply an obligation on the behalf of Grupo Supervielle with respect to the acquisition of a certain number of shares.

On September 13, 2022, the Board of Directors of Grupo Supervielle S.A. approved to modify point 5 of the terms and conditions of the own shares acquisition plan approved on July 20, 2022 as follows: “5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of $155 per Class B share on Bolsas y Mercados Argentinos S.A." The remaining terms and conditions will remain in force as they were approved.

Subsequently, on December 27, 2022, Supervielle approved to modify point 5 of the terms and conditions of the own shares acquisition program approved on July 20, 2022 as follows: “5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of $200 per Class B share on Bolsas y Mercados Argentinos S.A.” The remaining terms and conditions remain in force as approved.

In the statement of Changes in Shareholders´ Equity, the nominal value of the repurchased shares is disclosed as "Own shares in portfolio" and its restatement as " Inflation adjustment of treasury shares ". The consideration paid, including directly attributable incremental cost, is deducted from equity until the shares are canceled or reissued, and is disclosed as “Cost of own shares in portfolio”.

On April 19, 2024, the Board of Directors of Grupo Supervielle approved a program to repurchase the Group's shares in accordance with article 64 of Law 26,831 and CNV regulations. The Group decided to establish the Program as a result of the current national macroeconomic context and considering that the actions of the Supervielle Group do not reflect the real value of the company's assets or their potential value.

The terms and conditions for the acquisition of treasury shares under the Program are the following: (i) maximum investment amount: up to $4,000,000,000; (ii) maximum number of shares to be acquired: up to 10% of the share capital of Grupo Supervielle, as established by applicable Argentine laws and regulations; (iii) price to pay: up to $1,600.00 per Class B share and U.S.$8.00 per ADR on the New York Stock Exchange, and (iv) term for acquisition: 120 days from the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange, subject to any renewal or extension of the term, which will be informed to the public by the same means.

Subsequently, on May 7, 2024, Grupo Supervielle approved to modify the terms and conditions of the treasury share acquisition program as follows: “The price to be paid for the shares will be up to a maximum of $2,400.00 per Class B share and U.S.$10.00 per ADR on the New York Stock Exchange. The remaining terms and conditions remain in force as approved from time to time.

The terms and conditions for the acquisition of treasury shares under the Program are the following: (i) maximum investment amount: up to $4,000,000,000; (ii) maximum number of shares to be acquired: up to 10% of the share capital of Grupo Supervielle, as established by applicable Argentine laws and regulations; (iii) price to pay: up to $2,400.00 per Class B share and U.S.$10.00 per ADR on the New York Stock Exchange, and (iv) term for acquisition: 120 days from the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange, subject to any renewal or extension of the term, which will be informed to the public by the same means.

As of the date of issuance of these financial statements, Grupo Supervielle has acquired a total of 2,645,548 ByMA Class B Shares under the second program, achieving 99.96% execution of the program and 0.58% of the share capital. . Grupo Supervielle has acquired a total of 16,696,040 Class B Shares representing 3.66% of the share capital.

14.	merge IUDÚ Compañía Financiera S.A. and Tarjeta Automática S.A with Banco Supervielle S.A.

On December 14, 2022, the board of directors of Banco Supervielle S.A. accepted a merger commitment by absorption, as absorbing company, with IUDÚ Compañía Financiera S.A. and Tarjeta Automática S.A., as absorbed companies.

The absorption of these two companies will make it possible to offer services to the consumer financing segment in a much more efficient manner, simplifying the corporate structure and completing the integration that began in September 2022 with the migration of clients and the IUDÚ financing portfolio to the Bank. Customers who have IUDÚ accounts will be able to maintain a 100% digital experience while having the rest of the Bank's service channels available.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

On March 6, 2023, the board of directors of Banco Supervielle S.A. agreed to carry out a corporate reorganization, through a merger by absorption by which Banco Supervielle would absorb IUDÚ Compañía Financiera S.A. and Tarjeta Automática S.A., which would be dissolved without liquidation. The Merger date was set with effect on January 1, 2023, inclusive, date from which Banco Supervielle S.A. As absorbing and continuing company, it will assume the activities of IUDÚ Compañía Financiera S.A. and Tarjeta Automática S.A., assuming the rights and obligations corresponding to it. As of that date and while the Merger process is pending registration, the operations of both companies will be reported as carried out on behalf of and by order of Banco Supervielle S.A.

The shareholders of the companies Banco Supervielle S.A. (“Absorbing Company”), IUDÚ Compañía Financiera S.A. and Tarjeta Automática S.A. (“Absorbed Companies”) approved in an ordinary and extraordinary meeting held on May 18, 2023, the merger by absorption of the Absorbing Company with the Absorbed Companies under the terms of article 82 and concordant of the General Law of Companies and its amendments and Article 77 et seq. of the Income Tax Law (text ordered in 1997 and its amendments). Once the current legal requirements have been met, the registration of said merger will proceed.

On June 8, 2023, the final merger commitment was signed.

This decision was approved by the Central Bank of the Argentine Republic on December 1, 2023 under Resolution No. 478, by the National Securities Commission on December 13, 2023 under Resolution No. RESFC-2023-22557-APN- DIR#CNV.

Grupo Supervielle S.A. received 4,783,920 class B shares of Banco Supervielle S.A. in accordance with the previous merger commitments, with 4,422,016 shares corresponding to an exchange ratio of 0.09497225 for IUDÚ Compañía Financiera S.A. and 361,904 shares corresponding to an exchange ratio of 0.03375751 for Carretera Automática S.A.

As a result of the merger, the participation of Grupo Supervielle S.A. at Banco Supervielle S.A. amounted to 97.1198%. However, for the purposes of the consolidated financial statements, said operation had no effect on the total holding.

15.	ECONOMIC CONTEXT IN WHICH THE COMPANY OPERATES

The Group operates in a complex economic context, whose main variables have been highly volatile, both nationally and internationally.

The main indicators in our country are:

• Economic activity in Argentina registered a 3.2% year-on-year drop in February 2024.

• Regarding inflation, it reached 11% monthly in March 2024.

• The accumulated inflation between January 1 and March 31, 2024 reached 51.6% (CPI); interannual inflation 287.9 (CPI).

• Between January 1, 2024 and March 31, 2024, the peso depreciated against the US dollar, going from $810.65/US$ at the beginning of the period to $857.42/US$ at the close of the period. period, in accordance with the exchange rate of the Central Bank of the Argentine Republic (Com “A” 3500).

In the third month of the year, the BCRA continued to adapt its monetary policy to the dynamics of the economy. In this context, it reduced its reference interest rate to 80% n.a. and limited access to repos exclusively to financial entities, as a liquidity management tool.

On the other hand, progress was made in the liberalization of interest rates by eliminating the minimum rates for collecting time deposits.

In the month of March, the Monetary Base registered a nominal expansion between balances at the end of the month of $1.9 trillion. The expansion factors were the purchases of foreign currency from the private sector and public securities in the market.

The main contraction factor was sterilization through the BCRA's paid liabilities. The total effect of paid liabilities was contractionary by $1.2 trillion.

The interest on the BCRA's remunerated liabilities continues to be an important endogenous factor in the expansion of the Monetary Base. In this context, and given the favorable outlook on the evolution of inflation and liquidity conditions, the monetary authority made the decision to reduce, as of March 12, the interest rate on repos to 80%.

Finally, in real terms, the average monthly variation of the Monetary Base in March resulted in a fall of 2.1%, giving rise to a year-on-year contraction of 46.5%.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Loan interest rates presented significant drops in the monthly average, deepening the downward trend observed since December 2023. This dynamic, together with a slowdown in inflation and the correction of price distortions and macroeconomic imbalances accumulated, would favor the financial intermediation process.

In March, the BCRA decided, along with the reduction in the reference interest rate, to eliminate the minimum rate for fixed-term deposits. This allowed a rearrangement of the interest rate curve of instruments of financial entities.

The BCRA's International Reserves ended March with a balance of USD27,127 million, registering an increase of USD437 million compared to the end of February. This dynamic was mainly influenced by the purchase and sale of currencies in the Free Exchange Market (MLC) for some USD2,882 million, which was partially offset by payments to international organizations and the fall in minimum cash accounts.

The financial sector has a significant exposure to the Argentine public sector, through rights, public securities, loans and other assets. The Group's exposure to the Argentine public sector is as follows:

31/03/2024
BCRA+ repo transactions	835.163.635
Treasury Bills	323.070.418
Other instruments issued by the provincial authorities	234.022
Total debt instruments	1.158.468.075
Loans to the Public Sector	1.140.269
Total exposure to the public sector	1.159.608.344
Percentage of total assets	45%
Percentage of shareholder´s equity	207%

In accordance with the provisions of Note 1.1, non-financial public sector instruments are not covered by the impairment provisions of IFRS 9 “Financial Instruments”.

The context of volatility and uncertainty continues as of the date of issuance of these financial statements.

The Group's Management permanently monitors the evolution of the variables that affect its business, to define its course of action and identify the potential impacts on its equity and financial situation. The Group's financial statements must be read in light of these circumstances.

16.	TURNOVER TAX

Commencing January 2020 and January 2023, the tax authorities of the City of Buenos Aires and the Province of Mendoza, respectively, began to impose a Turnover Tax on the revenues derived from securities and instruments (Leliqs/Notaliqs or Repos) issued by the Central Bank of Argentina (BCRA).

The BCRA initiated declaratory actions of certainty against both tax authorities regarding the unconstitutionality of the measures implemented, as they directly and significantly affect the purposes and functions assigned to the BCRA, substantially altering the execution of national monetary and financial policy. The BCRA also cited that the imposition of this Turnover Tax is in clear contradiction to the provisions of the National Constitution and its Organic Charter. The BCRA has the authority to issue instruments to regulate monetary policy and achieve financial and exchange stability.

Through the enacted laws, provincial governments exceed their powers by imposing taxes on these monetary policy instruments, the regulation, implementation, and/or use of which falls within the jurisdiction of the BCRA. This directly impacts the immunity principle of the national government's policy as these revenues cannot be subject to taxation at the local level due to their immunity or non-taxable status. Both municipalities and provinces lack tax authority over financial instruments issued by the National Government.

In line with the submissions made by the BCRA, the Argentine Banking Association (ABA), the Argentine Bankers' Association (ADEBA), and the majority of financial institutions operating in these provinces have also filed constitutional actions against these regulations. These actions are still pending resolution by the Supreme Court of Justice.

Based on the above, the Entity considers that the foundations that support the non-taxability of this type of instruments are solid and supported by its own expert opinions and that of third-party specialists, we estimate the probabilities of a

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

ruling favorable to our position as majority, for which , has stopped paying the tax on the results generated by the operations of Leliqs in Mendoza since January 2023 and by the operations of Leliqs and Passes in CABA since April 2023 and by the operations of Passes in PBA since January 2023. 2024.

On June 30, 2023, Law (CABA) No. 6655 was published, which establishes the reduction of the IIBB rate to 0% or 2.85% for BCRA repos and securities operations, as regulated and subject to the effective transfer of co-participation funds or what is agreed with the National Government.

As of March 31, 2024, the Bank has a hearing notification from AGIP (Government Agency for Public Revenue) for the period June to July 2023 and has received the initiation of the ex officio determination procedure by the ATM (Tax Administration of Mendoza). ) for the period January to April 2023 and by AGIP for the period April and May 2023, consequently, a contingency provision has been established that amounts to $22,636,000.

17.	SUBSEQUENT EVENTS

On May 13, 2024, Grupo Supervielle S.A. received an offer to purchase 100% of the shares of Invertir Online S.A.U. and Portal Integral de Inversiones S.A.U. by IOL Holding S.A.

On May 15, 2024, Grupo Supervielle S.A.  made a capital contribution to IOL Holding S.A., for USD 7,659,200 in cash. In turn, the Assembly of IOL Holding S.A. approved the capitalization of the liability arising from the sale mentioned in the previous paragraph.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE A - DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS

As of March 31, 2024 and December 31, 2023:

Items	HOLDING			POSITION
	Level of fair value	Book value 12/31/2023	Book value 12/31/2022	Level of fair value	Book value 12/31/2023	Final position
Debt securities at fair value through profit or loss
Argentine
Government Securities
Bono Tesoro Vinc U$S Vto.30/04/24 C.G	1	13,545,846	2,980,034	13,545,846	-	13,545,846
Bono Tesoro Nac Aj CER Vto.30/06/25 $	1	13,497,584	-	13,497,584	-	13,497,584
Bono Tesoro $ aj CER Vto.14/02/25	1	8,067,295	7,658,323	8,067,295	-	8,067,295
Bono Tesoro $ aj CER Vto.14/10/24	1	6,040,840	5,548,533	6,040,840	-	6,040,840
Bono Nación Dual Vto 30/04/24	1	6,537,650	26,485	6,537,650	-	6,537,650
Bonos Rep.Arg. $ Aj. CER 26/07/24	1	5,446,635	9,310	5,446,635	-	5,446,635
Bono Nación Dual Vto 30/08/24	1	3,641,563	40,880	3,641,563	-	3,641,563
Bontes $ a Desc Aj CER Vto.15/12/25	1	3,588,418	-	3,588,418	-	3,588,418
Bontes $ a Desc Aj CER Vto.15/12/26	1	2,827,954	-	2,827,954	-	2,827,954
Bono Rep Arg Aj CER Vto.30/06/26 $	1	555,675	-	555,675	-	555,675
Otros	1	2,773,648	23,423,179	2,773,648	-	2,773,648
Bono Tesoro $ Aj. Cer 3,75% V.14/04/24	1	621,175	-	621,175	-	621,175
Títulos De Deuda Pública Clase N° 22 A Tv Vto 29/3/2024 (Bdc24)	1	15,956	-	15,956	-	15,956
Bono De La Nación Argentina En Moneda Dual Vencimiento 30/06/24	1	2,932,543	3,642,261	2,932,543	-	2,932,543
X20y4 - Letra Del Tesoro Nacional En Pesos Ajustada por CER a Desc Con Vto 20/5/24	1	653,813	-	653,813	-	653,813
Bono Del Tesoro Nacional En Pesos Cero Cupón Con Ajuste Por Cer Vto 30/6/28	1	263,677	-	263,677	-	263,677
Titulo público nacional emitido en dólares con tasa fija vto. 09/07/2035	1	247	-	247	-	247
Gd35 Bonos Globales De La Rep. Arg. L.E. 2035	1	233,150	-	233,150	-	233,150
Bpj25 Bono Reconstrucción de una Argentina Libre - Serie 2 -Vto30/06/25	1	143,182	-	143,182	-	143,182
Bpy26 Bopreal S.3 Vto31/05/26	1	611,282	-	611,282	-	611,282
Bono Rep. Argentina U$S Step Up 2030	1	1,867,369	-	1,867,369	-	1,867,369
BOPREAL 2027 C	1	22,512	-	22,512	-	22,512
BOPREAL 2027 B	1	16,838	-	16,838	-	16,838
BOPREAL 2027 A	1	18,318	-	18,318	-	18,318
BOPREAL 2027 D	1	22,016	-	22,016	-	22,016
T6X4-Bono Del Tesoro Nacional En Pesos Ajustado por CER 3,75 % Vto. 20/05/2024	1	74,151	-	74,151	-	74,151

Corporate Securities
ON Irsa Inver y Rep C19 Vto.28/02/25 $	1	1,182,771	-	1,182,771	-	1,182,771
Pagaré U$S Vto 08/11/24	2	816,598	-	816,598	-	816,598
ON Cresud S27 CL41 $ V04/10/24	2	412,349	816,478	412,349	-	412,349
ON Newsan Cl.17 $ Vto 21/07/2024	2	401,313	656,194	401,313	-	401,313
ON Pyme Sion CL13 Vto18/01/27 UVA	2	296,773	-	296,773	-	296,773
ON Capex Cl.7 U$S Vto 07/09/27	2	184,159	215,318	184,159	-	184,159
ON Capex CL.6 U$S Vto.07/09/26	2	113,858	151,243	113,858	-	113,858

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Items	HOLDING			POSITION
	Level of fair value	Book value 12/31/2023	Book value 12/31/2022	Level of fair value	Book value 12/31/2023	Final position
ON Luz Tres Picos 4 U$S 29/09/26	1	102,235	157,609	102,235	-	102,235
ON YPF Clase 39 8,50% U$S Vto.28/07/25	2	89,320	123,135	89,320	-	89,320
ON Pyme Datastar 2 $ Vto 06/07/25	2	58,596	89,798	58,596	-	58,596
ON EDE-EDENOR	1	29,322	-	29,322	-	29,322
ON YPF Ener.Elec. C.12 V.29/08/26 U$S Cg	1	79	119	79	-	79
ON YPF Ener.Elec. C.11 V.29/08/24 U$S	1	1,225	1,857	1,225	-	1,225
ON Capex 9.250% V25/08/28 U$S	1	234,553	319,656	234,553	-	234,553
ON YPF 2024 Clase 28	1	230,786	311,019	230,786	-	230,786
ON MSU Energy Cl.6 U$S	1	417,317	580,959	417,317	-	417,317
ON Irsa Inver y Rep C18 V28/02/27 U$S Cg	1	32,485	-	32,485	-	32,485
Pagaré vto 13/08/24	1	1,761,895	2,423,432	1,761,895	-	1,761,895
ON Cresud Cl 43 Badlar Vto 17/01/2025	1	365,817	-	365,817	-	365,817
ON Albanesi Cl 14 Badlar Vto. 14/02/2025	1	647,706	-	647,706	-	647,706
ON Gemsa Cl 30 Uva Vto. 08/03/2027	1	454,467	-	454,467	-	454,467
Otros	1	1,192,722	1,666,735	1,192,722	-	1,192,722

Total Debt securities at fair value through profit or loss		83,045,683	50,842,557	83,045,683	-	83,045,683

OTHER DEBT SECURITIES
Measured at fair value with changes in OCI
Argentine
Bono Tesoro $ aj CER Vto.14/10/24	1	6,610,788	-	6,610,788	-	6,610,788
Bono Rep. Arg. U$S STEP UP Vto.09/07/30	1	695,253	-	695,253	-	695,253
Bono Tesoro $ aj CER Vto.14/02/25	1	-	15,112,912	-	-	-
Bono Nación Dual Vto 30/08/24	-	-	10,278,069	-	-	-
Bono Nación Dual Vto 30/04/24	1	4,687	4,736,516	4,687	-	4,687
Bono Tesoro $ Aj CER 1,50% Vto.25/03/24	-	-	2,471,632	-	-	-
Bono Nación Dual Vto 30/06/24	1	3,479,820	3,642,261	3,479,820	-	3,479,820
BONO DEL TESORO NACIONAL $ CER 4% 14/10/2024	1	2,907,800	-	2,907,800	-	2,907,800
Otros		-	2,278,161	-	-	-

Corporate Securities
ON PAN American 30 Vto.02/03/26 U$S	2	2,618,253	-	2,618,253	-	2,618,253
ON SPI Energy SA CL.1 US$ V.27/06/2026	2	3,338,024	4,615,977	3,338,024	-	3,338,024
ON Tarjeta Naranja CL.61 Vto.05/02/25 $	2	2,244,788	-	2,244,788	-	2,244,788
ON Petro.Acon.CL10 Vto.28/02/27 U$S	1	1,835,938	-	1,835,938	-	1,835,938
VDFF Mercado Crédito Consumo 26 $	2	1,603,628	2,388,340	1,603,628	-	1,603,628
ON Edenor CL.4 Vto.07/03/25 $	2	1,545,837	-	1,545,837	-	1,545,837
ON Tarjeta Naranja CL.53 $ V05/04/24	2	1,250,473	1,966,277	1,250,473	-	1,250,473
ON MSU Energy CL10 Vto.12/03/26 U$S	2	1,126,484	-	1,126,484	-	1,126,484
ON Banco Servicios Financieros 24 Vto.02/05/25 $	2	1,119,174	-	1,119,174	-	1,119,174
VDFF Mercado CR. Consumo 25 $	2	1,064,028	1,555,328	1,064,028	-	1,064,028
ON NEWSAN CL 15 V19/05/24 WNCGO	1	109,206	174,806	109,206	-	109,206
ON PYME ALZ SEMILLAS 7 V29/09/25 SAN	1	196,076	257,231	196,076	-	196,076

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Items	HOLDING			POSITION
	Level of fair value	Book value 12/31/2023	Book value 12/31/2022	Level of fair value	Book value 12/31/2023	Final position
Otros	1	9,288,334	12,628,212	9,288,334	-	9,288,334

Measured at amortized cost
Argentine
Corporate Securities
Bono Rep. Arg. $ Vto 09/11/25	-	91,833,850	-	91,833,850	-	91,833,850
Bonte $ Vto.23/08/25	-	26,969,961	24,244,401	26,969,961	-	26,969,961
Bono Tesoro Nación Aj CER Vto.30/06/25 $	-	24,524,948	-	24,524,948	-	24,524,948
Bono Tesoro $ aj CER Vto.14/10/24	-	20,189,194	23,374,007	20,189,194	-	20,189,194
Bono Rep. Arg. $ Vto.23/05/27	-	14,531,667	19,938,038	14,531,667	-	14,531,667
Bontes $ a Desc Aj CER Vto.15/12/25	-	14,408,666	-	14,408,666	-	14,408,666
Bontes $ a Desc Aj CER Vto.15/12/26	-	14,095,417	-	14,095,417	-	14,095,417
Bontes $ a Desc Aj CER Vto.15/12/27	-	10,729,371	-	10,729,371	-	10,729,371
Bono Tesoro $ aj CER Vto.14/02/25	-	8,672,377	116,739,862	8,672,377	-	8,672,377
Bono Rep Arg Aj CER V30/06/28 $	-	8,287,038	-	8,287,038	-	8,287,038
Bono Nación Moneda Dual Tdg24	-	200,656	222,032	200,656	-	200,656
Bono de la Nación en moneda dual Vto. 30/04/2024	-	9,757	14,635	9,757	-	9,757
Bono del Tesoro Nacional Vinculado al U$S 0,40% Vto. 30/04/24	-	363,253	-	363,253	-	363,253
Bono del Tesoro Nacional $ ajustado por CER4,25% Vto. 14/2/2025	-	-	3,354,922	-	-	-
Bono del Tesoro Nacional en pesos ajustado Por CER 4% Vto. 14/10/24	-	-	5,136,395	-	-	-
Bono de la Nación Argentina DUAL Vto. 30/08/2024	-	41,230	45,622	41,230	-	41,230
Otros		8,092,765	30,561,907	8,092,765	-	8,092,765
					-
Central Bank Bills

Letra BCRA Lediv Vto 16/11/24	-	1,346,144	9,193,783	1,346,144	-	1,346,144
Letra de liquidez del BCRA Vto.11/01/24	-	-	98,931,414	-	-	-
Letra BCRA Lediv Vto 15/11/24	-	-	6,619,524	-	-	-
Letra BCRA Lediv Vto 14/11/24	-	-	612,918	-	-	-

Corporate Securities
ON GN Medi/CT Roca 17 U$S Vto.07/11/24	-	442,439	620,576	442,439	-	442,439
ON MSU CL 6 U$S Vto.02/11/24	-	-	1,852,017	-	-	-

Others		-	24	-	-	-

Total Other debt securities		285,777,324	403,567,799	285,777,324	-	285,777,324

EQUITY INSTRUMENTS
Measured at fair value through profit and loss
Argentine

YPF SA	-	109,892	784	109,892	-	109,892
Edenor SA	-	106,699	8,792	106,699	-	106,699
Pampa Energía S.A.	-	127,370	39,781	127,370	-	127,370

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Items	HOLDING			POSITION
	Level of fair value	Book value 12/31/2023	Book value 12/31/2022	Level of fair value	Book value 12/31/2023	Final position
Grupo Financiero Galicia SA	-	70,744	-	70,744	-	70,744
Holcim Arg	-	6,070	10,944	6,070	-	6,070
Loma Negra S.A.	-	2,570	3,657	2,570	-	2,570
Cedear SPDR Dow Jones Ind	-	2,115	2,734	2,115	-	2,115
Cedear SPDR S&P	-	1,872	2,317	1,872	-	1,872
Cedear Financial Select Sector	-	1,776	2,168	1,776	-	1,776
Ternium Arg S.A.Ords."A"1 Voto Esc	-	1,173	1,688	1,173	-	1,173
Central Puerto (acción)	-	25,122	-	25,122	-	25,122
Otros	-	1,085	1,572	1,085	-	1,085

Measured at fair value with changes in OCI
Argentine
Otros
Del Exterior	3	364,860	480,476	364,860	-	364,860

Total Equity Instruments		821,348	554,913	821,348	-	821,348
Total		369,644,355	454,965,269	369,644,355	-	369,644,355

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

As of March 31, 2024 and December 31, 2023 balances of loans and other financing are the following:

	03/31/2024	12/31/2024
COMMERCIAL PORTFOLIO

Normal situation	525,034,973	529,225,460
-With "A" Preferred Collateral and Counter-guarantees	5,557,789	8,873,832
-With "B" Preferred Collateral and Counter-guarantees	33,600,549	40,317,617
- Without Preferred Collateral nor Counter-guarantees	485,876,635	480,034,011

Subject to special monitoring
- Under Observation	10,014,870	14,972,521
-With "A" Preferred Collateral and Counter-guarantees	100,000	65,892
-With "B" Preferred Collateral and Counter-guarantees	9,274,883	13,996,954
- Without Preferred Collateral nor Counter-guarantees	639,987	909,675

With problems	57,764	102
-With "A" Preferred Collateral and Counter-guarantees	-	-
-With "B" Preferred Collateral and Counter-guarantees	-	-
- Without Preferred Collateral nor Counter-guarantees	57,764	102

High risk of insolvency	7	218,257
-With "A" Preferred Collateral and Counter-guarantees	-	-
-With "B" Preferred Collateral and Counter-guarantees	-	-
- Without Preferred Collateral nor Counter-guarantees	7	218,257

Uncollectible	-	308,278
-With "A" Preferred Collateral and Counter-guarantees	-	2,211
-With "B" Preferred Collateral and Counter-guarantees	-	111,986
- Without Preferred Collateral nor Counter-guarantees	-	194,081

TOTAL COMMERCIAL PORTFOLIO	535,107,614	544,724,618

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

	03/31/2024	12/31/2024
CONSUMER AND HOUSING PORTFOLIO

Normal situation	372,277,886	398,807,784
-With "A" Preferred Collateral and Counter-guarantees	10,033,290	11,988,179
-With "B" Preferred Collateral and Counter-guarantees	29,981,909	32,255,614
- Without Preferred Collateral nor Counter-guarantees	332,262,687	354,563,991

Low Risk	8,062,786	6,311,665
-With "A" Preferred Collateral and Counter-guarantees	201,006	67,118
-With "B" Preferred Collateral and Counter-guarantees	800,428	678,967
- Without Preferred Collateral nor Counter-guarantees	7,061,352	5,565,580

Medium Risk	3,895,529	5,046,539
-With "A" Preferred Collateral and Counter-guarantees	28,466	40,025
-With "B" Preferred Collateral and Counter-guarantees	324,222	224,939
- Without Preferred Collateral nor Counter-guarantees	3,542,841	4,781,575

High Risk	3,407,560	3,164,514
-With "A" Preferred Collateral and Counter-guarantees	6,927	10,110
-With "B" Preferred Collateral and Counter-guarantees	197,081	249,800
- Without Preferred Collateral nor Counter-guarantees	3,203,552	2,904,604

Uncollectible	2,467,525	2,450,010
-With "A" Preferred Collateral and Counter-guarantees	23,503	32,364
-With "B" Preferred Collateral and Counter-guarantees	145,041	118,891
- Without Preferred Collateral nor Counter-guarantees	2,298,981	2,298,755

TOTAL CONSUMER AND HOUSING PORTFOLIO	390,111,286	415,780,512
TOTAL GENERAL(1)	925,218,900	960,505,130

(1) Conciliation with Statement of Financial Position:
Loans and other financing	760,045,442	738,808,837
Other debt securities	285,777,324	403,567,799
Computable items out of balance	110,899,243	166,175,148
Plus allowances	25,920,544	29,352,452
Plus IFRS adjustments non computable for DCS	1,712,150	1,697,867
Less nondeductible ítems for DCS	-	-
Less debt securities measured at amortized cost and fair value with changes in OCI	(259,135,803)	(379,096,973)
Total	925,218,900	960,505,130

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE C - CONCENTRATION OF LOANS AND OTHER FINANCING

As of March 31, 2024 and December 31, 2023 the concentration of leans and other financing are the following:

Number of Clients	Loans and other financing
	03/31/2024		12/31/2023
	Balance	% over total portfolio	Balance	% over total portfolio
10 largest customers	98,072,541	10.6%	104,751,530	10.9%
50 following largest customers	209,473,486	22.7%	187,293,708	19.5%
100 following largest customers	135,808,242	14.7%	140,267,591	14.6%
Rest of customers	481,864,631	52.1%	528,192,301	55.0%
TOTAL	925,218,900	100.0%	960,505,130	100.0%

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE D – BREAKDOWN OF TOTAL LOANS AND OTHER FINANCING

As of March 31, 2024 the breakdown of loans and other financing are the following:

Item	Past due portfolio	Remaining terms for maturity						Total
		1 month	3 months	6 months	12 months	24 months	Up to 24 months
Non-financial Public Sector	-	901,316	170,430	0	170,430	340,860	852,150	2,435,186
Financial Sector	-	6,326,440	120,700	205,149	250,375	841,122	584,712	8,328,498
Non-financial private sector and residents abroad	16,949,062	475,290,313	201,243,708	168,337,445	186,072,008	208,319,623	458,415,515	1,714,627,674
TOTAL	16,949,062	482,518,069	201,534,838	168,542,594	186,492,813	209,501,605	459,852,377	1,725,391,358

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT

Movements in property, plant and equipment for the period ended March 31, 2024, were as follows:

Item	At the beginning of the period	Useful life	Additions	Disposals	Depreciation				Net carrying
					Accumulated	Disposals	Of the period	At the end of the period	03/31/2024	12/31/2023
Cost model
Furniture and facilities	22,795,953	10	89,371	(203,438)	(19,408,267)	298,944	(231,014)	(19,340,337)	3,341,549	3,387,686
Machinery and equipment	79,947,116	5	729,434	(150,262)	(69,768,075)	177,338	(1,023,813)	(70,614,550)	9,911,738	10,179,041
Vehicles	3,466,705	5	53,933	(48,793)	(1,471,985)	41,999	(160,415)	(1,590,401)	1,881,444	1,994,720
Right of Use of Leased Properties	14,538,030	5	1,738,688	(1,922,348)	(8,332,048)	1,905,802	(1,476,343)	(7,902,589)	6,451,781	6,205,982
Construction in progress	8,576,547	-	656,502	(1,362,817)	-	-	-	-	7,870,232	8,576,547
Revaluation model
Land and Buildings	51,293,874	50	-	(5,782)	(4,080,773)	-	(231,890)	(4,312,663)	46,975,429	47,213,101
Total	180,618,225		3,267,928	(3,693,440)	(103,061,148)	2,424,083	(3,123,475)	(103,760,540)	76,432,173	77,557,077

Movements in investment properties for the period ended March 31, 2024, were as follows:

Item	At the beginning of the period	Useful life	Additions	Disposals	Depreciation				Net carrying 03/31/2024	Net carrying 12/31/2023
					Accumulated	Disposals	Of the period	At the end of the period
Cost model
Rent building	1,777,876	5	153,313	-	(581,515)	-	(70,939)	(652,454)	1,278,735	1,196,361
Measurement at fair value
Rent building	67,938,771	50	-	-	-	-	-	-	67,938,771	67,938,771
Total	69,716,647		153,313	-	(581,515)	-	(70,939)	(652,454)	69,217,506	69,135,132

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE G - INTANGIBLE ASSETS

Movements in intangible assets for the period ended March 31, 2024 were as follows:

Item	At the beginning of the period	Useful life	Additions	Depreciation				Net carrying
				At the beginning of the period	Disposals	Of the period	At the end of the period	03/31/2024	12/31/2023
Measurement at cost
Goodwill	40,979,067		-	-	-	-	-	40,979,067	40,979,067
Brands	2,776,530		-	-	-	-	-	2,776,530	2,776,530
Other intangible assets	160,985,247		2,896,685	(102,192,809)	-	(4,688,252)	(106,881,061)	57,000,871	58,792,438
TOTAL	204,740,844		2,896,685	(102,192,809)	-	(4,688,252)	(106,881,061)	100,756,468	102,548,035

Depreciation for the period is included in the line "Depreciations and impairment of non-financial assets" in the statement of comprehensive income.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE H – CONCENTRATION OF DEPOSITS

As of March 31, 2024 and December 31, 2023 the concentration of deposits are the following:

Number of customers	Deposits
	03/31/2024		12/31/2023
	Placement Balance	% over total portfolio	Placement Balance	% over total portfolio
10 largest customers	728,063,715	41.0%	1,003,820,648	42.7%
50 following largest customers	420,757,221	23.7%	526,294,624	22.4%
100 following largest customers	75,276,692	4.2%	100,748,372	4.3%
Rest of customers	550,742,599	31.0%	717,650,397	30.6%
TOTAL	1,774,840,227	100.0%	2,348,514,041	100.0%

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES FROM REMAINING TERMS

Item	Remaining terms for maturity
	1 month	3 months	6 months	12 months	24 months	Up to 24 months	Total
Deposits
Non-financial public sector	87,770,260	1,490,868	3,543,600	1,374,000	-	-	94,178,728
Financial sector	166,206	-	-	-	-	-	166,206
Non-financial private sector and residents abroad	1,417,272,650	95,428,996	253,355,836	476,140	-	-	1,766,533,622
Liabilities at fair value through profit and loss	2,545,832	-	-	-	-	-	2,545,832
Other financial liabilities	86,565,954	586,978	834,875	1,348,326	1,393,105	517,595	91,246,833
Financing received from the Argentine Central Bank and other financial institutions	313,606	7,281,940	1,811,953	921,337	1,189,271	740,606	12,258,713
TOTAL	1,594,634,508	104,788,782	259,546,264	4,119,803	2,582,376	1,258,201	1,966,929,934

As of March 31, 2024:

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE L - ASSETS AND LIABILITIES IN FOREIGN CURRENCY

As of March 31, 2024 and December 31, 2023:

Items	As of March 31, 2024	As of March 31, 2024 (per currency)				As of December 31, 2023
		Dollar	Euro	Real	Others
ASSETS
Cash and Due from Banks	192,754,903	184,236,771	6,113,634	55,378	2,349,120	305,127,276
Debt securities at fair value through profit or loss	29,786,521	29,786,521	-	-	-	13,168,284
Derivatives	114,028	114,028	-	-	-	240,216
Other financial assets	5,745,857	5,745,803	-	-	54	12,345,300
Loans and other financing	77,147,980	77,115,748	32,232	-	-	65,053,764
Other Debt Securities	19,518,751	19,518,751	-	-	-	45,742,177
Financial assets pledged as collateral	11,808,928	11,808,928	-	-	-	10,566,422
Other non-financial assets	629,867	629,867	-	-	-	904,017
TOTAL ASSETS	337,506,835	328,956,417	6,145,866	55,378	2,349,174	453,147,456

LIABILITIES
Deposits	263,334,088	259,525,397	3,808,691	-	-	364,461,273
Non-financial public sector	7,521,689	7,479,063	42,626	-	-	10,805,777
Financial sector	81	81	-	-	-	2,872
Non-financial private sector and foreign residents	255,812,318	252,046,253	3,766,065	-	-	353,652,624
Liabilities at fair value with changes in results	2,362,627	2,362,627	-	-	-	-
Other financial liabilities	18,838,216	16,704,758	2,032,281	138	101,039	26,489,468
Financing received from the Argentine Central Bank and other financial institutions	8,131,272	8,099,229	32,043	-	-	387,843
Other non-financial liabilities	1,962,956	1,962,911	35	-	10	2,119,651
TOTAL LIABILITIES	294,629,159	288,654,922	5,873,050	138	101,049	393,458,235

NET POSITION	42,877,676	40,301,495	272,816	55,240	2,248,125	59,689,221

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE R – ALLOWANCE FOR LOAN LOSSES

As of March 31, 2024:

Items	Balances at the beginning of the period	ECL of the following 12 months	ECL of remaining life of the financial asset			Balance at the end of the period
			FI significant credit risk increase	FI with credit impairment	FI with credit impairment either purchased or produced
Loans and other financing	26,389,598	2,088,673	3,842,905	(391,538)	(8,984,725)	22,944,913
Other financial entities	10,764	12,620	-	-	(3,665)	19,719
Non-financial private sector and residents abroad	26,378,834	2,076,053	3,842,905	(391,538)	(8,981,060)	22,925,194
Overdrafts	1,718,331	252,185	138,402	121,605	(585,031)	1,645,492
Unsecured Corporate Loans	1,123,781	293,869	115,093	322,845	(382,608)	1,472,980
Mortgage Loans	1,180,680	41,376	27,767	369,482	(401,980)	1,217,325
Automobile and other secured loans	266,654	935	2,515	37,725	(90,786)	217,043
Personal Loans	10,689,977	1,046,972	997,804	612,292	(3,639,559)	9,707,486
Credit cards	6,332,811	381,415	56,526	437,581	(2,156,098)	5,052,235
Receivables from financial leases	658,201	(35,974)	64,088	6,848	(224,094)	469,069
Others	4,408,399	95,275	2,440,710	(2,299,916)	(1,500,904)	3,143,564
Other debt securities	108,288	46,772	-	-	(36,868)	118,192
Other Commitments	624,171	(23,713)	(532)	-	(212,508)	387,418
Unused credit card balances	2,209,098	652,355	344,892	-	(752,120)	2,454,225
Agreed Revocable Overdraft	21,297	1,034	716	-	(7,251)	15,796
TOTAL PROVISIONS	29,352,452	2,765,121	4,187,981	(391,538)	(9,993,472)	25,920,544

grupo supervielle S.A.

Informative Review as of March 31, 2024

(expressed in thousands of pesos in homogeneous currency)

Brief description of the business and evolution of operations

The Company's objective is to position itself as a leader in the local financial business through an offer of innovative, inclusive and accessible financial services. Its strategy, carried out through its different companies (banking and non-banking), allows access to each segment of the population with the product offer, the service model and the price/risk ratio required.

The result for the period ended March 31, 2024, shows a profit of 46,466,832, which represents a positive return on average net worth of 33.8%. This result was mainly due to the results of our investments in companies.

The Annual Ordinary Shareholders' Meeting held on April 19, 2024 approved the allocation of profits for the year ended on December 31, 2023 as follows: (i) legal reserve for thousands of pesos $5,632,951, (ii) optional reserve for thousands of pesos $32,889,397 and (iii) reserve for future dividends for thousands of pesos $12,840,783

Grupo Supervielle S.A. is the controlling company of the economic group as of March 31, 2024 and December 31, 2023, it had the following direct and indirect shareholdings in its controlled companies:

Company	Main Activity	Interest in capital stock
		03/31/2024	12/31/2023
Banco Supervielle S.A.	Commercial Bank	99.90%	99.90%
Supervielle Asset Management S.A.	Asset Management Company	100.00%	100.00%
Sofital S.A.U.F. e I.	Financial operations and administration of marketable securities	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Trading of products and services	100.00%	100.00%
Supervielle Seguros S.A.	Insurance company	100.00%	100.00%
Micro Lending S.A.U.	Financing investments	100.00%	100.00%
Invertir Online S.A.U.	Settlement and Clearing Agent	100.00%	100.00%
Portal Integral de Inversiones S.A.U.	Representations	100.00%	100.00%
IOL Holding S.A.	Financial Company	100.00%	100.00%
Supervielle Productores Asesores de Seguros S.A.	Insurance Broker	100.00%	100.00%
Bolsillo Digital S.A.U	Computer Services	100.00%	100.00%
Supervielle Agente de Negociación S.A.U.	Settlement and Clearing Agent	100.00%	100.00%

grupo supervielle S.A.

Informative Review as of March 31, 2024

(expressed in thousands of pesos in homogeneous currency)

Brief description of Related Companies

Grupo Supervielle provides a wide range of financial and non-financial services to its clients and has more than 130 years of experience operating in Argentina. Supervielle focuses on delivering quick solutions to its clients and effectively adapting to evolving changes within the industries in which the company operates. Grupo Supervielle operates multiple platforms and brands and has developed a diverse ecosystem to respond to the needs and digital transformation of its clients. Since May 2016, Grupo Supervielle shares have been listed on ByMA and NYSE.

The activities and results of Grupo Supervielle's subsidiaries are detailed below:

As of March 31, 2024, Banco Supervielle S.A. It has assets of 2,446,226,492 and a net worth attributable to the owners of the controlling company of 450,211,470. The net result attributable to the owners of the holding company as of March 31, 2024 was positive 48,453,495, which originated mainly from the financial margin and the services margin.

Supervielle Asset Management S.A. is a Common Investment Fund Management Company whose purpose is the promotion, management and administration of common investment funds in accordance with the provisions of Law 24,083, its Regulatory Decree and any other legal or regulatory norm that contemplates said activity. The net result as of March 31, 2024 showed a profit of 2,457,652.

Sofital S.A.U.F. e I. is a company whose main activity is to carry out financial operations and administration of securities. The net result as of March 31, 2024 showed a profit of 1,391,256.

Espacio Cordial de Servicios S.A., is a company whose purpose is the marketing of all types of goods and services linked to insurance activities, tourism, health plans and/or services and other goods and services. The net result as of March 31, 2024 showed a loss of 91,878.

Supervielle Seguros S.A., the insurance company of Grupo Supervielle S.A., has a net worth of 13,888,257 and assets of 22,637,603. As of March 31, 2024, it obtained a positive result of 2,099,866.

Micro Lending S.A.U., specializes in the marketing of collateral loans, particularly for used cars. As of March 31, 2024, it presented a profit of 286,591.

InvertirOnline S.A.U., is a specialized online trading platform, which occupies a leading position among the top five in the online Broker segment in Argentina, and a benchmark within the Fintech sector in the country. InvertirOnline S.A.U obtained a profit of 1,244,736 as of March 31, 2024, and Portal Integral de Inversiones S.A.U. obtained positive results of 65,745 as of December 31, 2023. On the other hand, Dólar IOL S.A.U. It was liquidated on June 30, 2023.

IOL Holding S.A. It is a company that brings together shareholdings in other companies dedicated to providing stock market services at a regional level. As of December 31, 2023, it obtained a negative result of 98,231.

Bolsillo Digital S.A.U. is a company that was dedicated to the commercialization of products and services linked to the management and processing of payments. As of March 31, 2024, it presented a negative result of 15,366.

Supervielle Agente de Negociación S.A.U. is a company whose main activity is to engage, on its own account or on behalf of third parties or associated with third parties, in the country or abroad, to act as an agent in the categories in which it is duly registered by the National Securities Commission. As of March 31, 2024, it presented a positive result of 42,322.

Supervielle Productores Asesores de Seguros S.A. is a company whose purpose is to carry out intermediation activity, promoting the conclusion of life, property and pension insurance contracts. As of March 31, 2024, it presented a profit of 93,734.

grupo supervielle S.A.

Informative Review as of March 31, 2024

(expressed in thousands of pesos in homogeneous currency)

Asset structure. Results. Structure of generation or use of funds. Main ratios.

The information regarding the condensed interim consolidated financial statements is presented in a comparative manner below.

The information as of March 31, 2024, 2023, 2022, 2021 and 2020 and December 31, 2020, 2021, 2022 and 2023 corresponds to the originally reported figures expressed in homogeneous currency:

Statement of Financial Position	03/31/2024	12/31/2023	12/31/2022	12/31/2021	12/31/2020
Total Assets	2,571,997,057	3,128,136,388	3,293,029,466	3,590,870,434	3,469,549,956
Total Liabilities	2,011,314,813	2,607,980,422	2,854,323,023	3,116,285,770	2,964,669,815
Changes in Shareholders’ Equity	560,682,244	520,155,966	438,706,443	474,584,664	504,880,141
Total Liabilities plus Changes in Shareholders’ Equity	2,571,997,057	3,128,136,388	3,293,029,466	3,590,870,434	3,469,549,956

Income Statement	03/31/2024	03/31/2023	03/31/2022	03/31/2021	03/31/2020
Net income from interest	213,674,175	94,869,257	96,747,987	99,681,231	123,255,118
Net income from commissions	27,427,585	30,424,970	30,101,724	31,369,652	36,132,983
Net income before income tax	72,395,413	6,554,084	(1,585,458)	1,958,169	13,973,344
Total comprehensive income attributable to owners of the parent company - Earnings	40,484,560	1,835,211	(3,148,570)	(3,858,328)	7,103,942

Consolidated Cash Flow Statement	03/31/2024	03/31/2023	03/31/2022	03/31/2021	03/31/2020
Total operating activities	15,315,608	25,514,759	(27,591,649)	22,214,574	167,570,166
Total investment activities	(3,563,832)	(4,348,977)	(4,438,440)	(3,720,514)	(1,535,817)
Total financing activities	3,954,243	(12,088,630)	(31,782,863)	(35,798,867)	(78,719,964)
Effect of changes in exchange rate	70,325,431	27,725,361	123,592,959	42,908,045	56,207,799
Net increase in cash and cash equivalents	(87,242,331)	(8,703,912)	(75,852,908)	(31,446,015)	105,541,093

grupo supervielle S.A.

Informative Review as of March 31, 2024

(expressed in thousands of pesos in homogeneous currency)

SHAREHOLDERS´ EQUITY STRUCTURE, RESULTS, FUND GENERATION OR UTILIZATION STRUCTURE, MAIN RATIOS,

The following offers information related to Consolidated Financial Statements, on a comparative basis:

Indicators (figures in thousands of pesos)	03/31/2024	12/31/2023	12/31/2022	12/31/2021	12/31/2020

Liquidity	16.45%	16.15%	9.90%	15.40%	22.09%
- Cash and cash equivalents (1)	292,038,320	379,280,651	255,886,637	408,658,008	547,901,995
- Deposits	1,774,840,227	2,348,514,041	2,585,167,807	2,653,063,654	2,480,027,902

Solvency	27.88%	19.94%	15.37%	15.23%	17.03%
- Shareholders Equity	560,682,244	520,155,966	438,706,443	474,584,664	504,880,141
- Total Liabilities	2,011,314,813	2,607,980,422	2,854,323,023	3,116,285,769	2,964,669,815

Immobilization of Capital	10.65%	9.41%	10.68%	9.47%	9.78%
-Immobilized Assets (2)	273,799,052	294,456,727	351,855,085	339,947,218	339,363,690
-Total Assets	2,571,997,057	3,128,136,388	3,293,029,462	3,590,870,434	3,469,549,956

(1) Including cash, listed corporate and government securities and mutual funds shares

(2) Including the following items: Equity Investments, Miscellaneous Receivables, Premises and Equipment, Miscellaneous Assets, Intangible Assets and unallocated item0073

For Statement of Financial Position and Income Statement structure, the Group utilized the consolidated accounts, which follow the presentation of Financial Statement provisions set by Communication “A” 3147 and complementary provisions issued by the Argentine Central Bank related to the Accounting Informative Regime for the annual disclosure and guidelines set by Technical Pronouncement N°8 issued by the Argentine Federation of Economy Sciences Professional Councils and the General Ruling 622/13 issued by the National Securities Commission.

grupo supervielle S.A.

Informative Review as of March 31, 2024

(expressed in thousands of pesos in homogeneous currency)

Adoption of International Financial Reporting Standards (IFRS)

The Argentine Central Bank, through Communication “A” 5541 and its amendments set the Implementation Plan for Convergence towards International Financial Report Standards (IFRS) issued by International Accounting Standards Board (IASB)  and interpretations issued by the International Financial Reporting Standards Committee (IFRSC), for entities under its supervision, except for the application of section 5,5, (detriment of value) of IFRS 9 “Financial Instruments” and IAS 29 (which determines the obligatory restatement of financial statements in accordance with the detailed in note 1,2,b), for financial years started on January 1, 2018, Likewise, entities shall prepare their opening Financial Statements as from January 1, 2017 to be used as comparative base of the financial year to start on January 1, 2018, which will be the first Financial Statements submitted under these standards as of March 31, 2018.

On February 22, 2019 the Argentine Central Bank issued Communication "A" 6651, through which it established that as of January 1, 2020, the financial statements are prepared in constant currency, In this sense, Communication “A” 6849 issued by the Argentine Central Bank sets the re-expression frequency of the accounting information in a homogeneous currency on a monthly basis, and the index utilized to such ends accounts for the National Consumer Index drawn up by INDEC (basis month: December 2016) and for such items with previous initial date, IPIM issued by FACPCE is utilized, pursuant to Ruling JG 517/16, Likewise, transition date, in virtue of the retroactive application has been set on January 1, 2019.

Through Communication “A” 6430 and 6847, the B.C.R.A. established that Financial Entities must begin to apply the provisions regarding the impairment of financial assets contained in point 5.5 of IFRS 9, as of the years beginning on January 1, 2020, with the exception of debt instruments of the Non-Financial Public Sector, which will be temporarily excluded from the scope of said provisions.

Additionally, the B.C.R.A. allows financial entities to classify dual bonds in the three categories available in IFRS 9, based on this option, the Group has decided to classify them within the category of fair value with counterpart in OCI and at amortized cost, in accordance with the aforementioned in Note 1.1 of these financial statements.

In turn, pursuant to Article 2, Chapter I, Section I, of Title IV of the modified text issued by the National Securities Commission, issuing entities, whose main assets are made up by investments in financial entities or insurance companies, are exempted from submitting their Financial Statements under IFRS and may choose their submission in accordance with the provisions issued by the Argentine Central Bank and the National Insurance Superintendence, respectively.

As for the requirements, the following is set out:

●	the corporate purpose of Grupo Supervielle S.A. is, exclusively, to carry out financial and investment activities;
●	the investment in financial entities and in the insurance company represents 82.4% of the assets of Grupo Supervielle S.A., being the main asset of the Company;
●	95.97% of the income of Grupo Supervielle S.A. They come from the participation in the results of the financial entities and the insurance company.
●	Grupo Supervielle S.A. It has a direct and indirect participation in the share capital of 99.90% in Banco Supervielle S.A., and 100% in Supervielle Seguros S.A. which gives it control of the aforementioned entities.

Perspectives

For the year 2025, Grupo Supervielle plans to continue contributing with its credit generation to the growth and evolution of the Argentine economy.

grupo supervielle S.A.

Informative Review as of March 31, 2024

(expressed in thousands of pesos in homogeneous currency)

Separate Condensed Interim Financial Statements

For the three-month period ended on

March 31, 2024, presented on comparative basis in homogeneous currency

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of March 31, 2024 and December 31, 2023

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	03/31/2024	12/31/2023
ASSETS
Cash and due from banks	3 and 5.1	1,549,761	2,537,416
Cash		-	-
Financial institutions and correspondents		1,549,761	2,537,416
Other local and financial institutions		1,549,761	2,537,416
Debt Securities at fair value through profit or loss	3, 5.2 and A	1,761,895	2,423,431
Other financial assets	3, 5.3 and 8	14,831,682	2,054,256
Other debt securities	3, 5.4 and A	7,590,927	14,455,997
Financial assets pledged as collateral	5.5 and 6	-	9,915
Current income tax assets		203,072	-
Investment in subsidiaries, associates and joint ventures	4 and 5.6	486,624,550	449,909,246
Intangible Assets	G and 5.7	49,247,128	49,288,684
Deferred income tax assets		-	1,291,497
Other Non-financial assets	5.9 and 8	510,591	811,419
TOTAL ASSETS		562,319,606	522,781,861

LIABILITIES
Current income tax liabilities		-	1,162,332
Deferred income tax liability		400,998	-
Other Non-Financial Liabilities	8	1,665,915	1,880,058
TOTAL LIABILITIES		2,066,913	3,042,390

SHAREHOLDERS' EQUITY
Capital stock	9	442,672	442,672
Capital Adjustments		385,936,165	385,936,165
Paid in capital		42,623,375	42,623,375
Own shares in portfolio		14,050	14,050
Comprehensive adjustment of shares in portfolio		4,472,436	4,472,436
Cost of treasury stock		(7,833,413)	(7,833,413)
Earnings Reserved		6,531,277	6,531,277
Reserve		77,877,752	-
Other comprehensive income		3,692,885	9,675,157
Net Income for the period		46,495,494	77,877,752
TOTAL SHAREHOLDERS' EQUITY		560,252,693	519,739,471
TOTAL NET LIABILITIES AND SHAREHOLDERS' EQUITY		562,319,606	522,781,861

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For three-month period on March 31, 2024 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Items	Notes	03/31/2024	03/31/2023
Interest income	5.10	2,558,311	1,146,595
Net interest income		2,558,311	1,146,595
Net income from financial instruments at fair value through profit or loss	5.11	562,295	58,969
Result from derecognition of assets measured at amortized cost		1,274,789	(229,394)
Exchange rate difference on gold and foreign currency		112,006	240,452
NIFFI and Exchange Rate Differences		1,949,090	70,027
Subtotal		4,507,401	1,216,622
Other operating income	5.12	405,669	785,217
Result from exposure to changes in the purchasing power of the currency		(8,121,191)	(2,159,014)
Loan loss provisions		3,357	-
Net operating income		(3,204,764)	(157,175)
Personnel expenses	5.13	(65,148)	(59,888)
Administration expenses	5.14	(556,889)	(339,068)
Depreciation and impairment of non-financial assets		(152,589)	(152,589)
Other operating expenses	5.15	(488,537)	(35,273)
Operating income		(4,467,927)	(743,993)
Profit of subsidiaries and associates	5.16	51,070,932	2,974,362
Income before taxes		46,603,005	2,230,369
Income tax		(107,511)	(68,150)
Net income for the period		46,495,494	2,162,219

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

EARNING PER SHARE

For the three-month period on March 31, 2024 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2024	03/31/2023
NUMERATOR
Net income for the year attributable to owners of the parent company	46,495,494	2,162,219
PLUS: Diluting events inherent to potential ordinary shares	-	-
Net income attributable to owners of the parent company adjusted by dilution	46,495,494	2,162,219

DENOMINATOR

Weighted average of ordinary shares	442,672	442,897
PLUS: Weighted average of number of ordinary shares issued with dilution effect,	-	-
Weighted average of number of ordinary shares issued of the year adjusted by dilution effect	442,672	442,897

Basic Income per share	105.03	4.88
Diluted Income per share	105.03	4.88

The accompanying notes and schdules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the three-month period on March 31, 2024 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2024	03/31/2023
Net income for the period	46,495,494	2,162,219
Components of Other Comprehensive Loss to be reclassified to profit or loss
Participation of Other Comprehensive income of associates and joint ventures recorded through the utilization of the participation method	(6,972,766)	(610,677)
Income of the year from the participation of Other Comprehensive income of associates and joint ventures recorded through the utilization of the participation method	(6,972,766)	(610,677)
Translation difference of Financial Statements	30,514	122,788
Conversion difference for the period	30,514	122,788
Gains or losses on financial instruments at fair value with changes in OCI (Point 4.1.2a of IFRS 9)	959,980	160,881
Loss for the year from financial instrument at fair value through other comprehensive income	1,280,706	247,503
Income tax	(320,726)	(86,622)
Total Other Comprehensive Loss to be reclassified to profit or loss	(5,982,272)	(327,008)
Total Other Comprehensive Income	(5,982,272)	(327,008)
Total Comprehensive Income	40,513,222	1,835,211

The accompanying notes and schdules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the three-month period ended on March 31, 2024 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Items	Capital Stock (Note 9)	Capital Adjustments	Paid in capital	Own shares in portfolio	Comprehensive adjustment of own shares in portfolio	Cost of treasury stock	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total shareholders´ equity
										Revaluation of PPE	Conversion difference	Earnings or los accrued by financial institutions at FV through profit and loss
Balance at December 31, 2023	442,672	42,623,375	385,936,165	14,050	4,472,436	(7,833,413)	-	6,531,277	77,877,752	9,926,479	963,459	(1,214,781)	519,739,471
Net Income for the period	-	-	-	-	-	-	-	-	46,495,494	-	-	-	46,495,494
Other comprehensive income for the period	-	-	-	-	-	-	-	-	-	(6,972,766)	30,514	959,980	(5,982,272)
Balance at March 31, 2024	442,672	42,623,375	385,936,165	14,050	4,472,436	(7,833,413)	-	6,531,277	124,373,246	2,953,713	993,973	(254,801)	560,252,693

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS

For the three-month period ended on March 31, 2024 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Items	Capital Stock (Note 10)	Capital Adjustments	Paid in capital	Own shares in portfolio	Comprehensive adjustment of own shares in portfolio	Cost of treasury stock	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total shareholders´ equity
										Revaluation of PPE	Conversion difference	Earnings or los accrued by financial institutions at FV through profit and loss
Balance at December 31, 2022	444,412	43,177,195	400,629,354	12,310	3,918,614	(6,531,277)	4,891,471	24,384,545	(37,437,926)	4,711,721	291,992	(133,679)	438,358,732
Acquisition of own shares	(1,740)	(553,824)	-	1,740	553,824	(1,302,138)	-	-	-	-	-	-	(1,302,138)
Net Income for the period	-	-	-	-	-	-	-	-	2,162,219	-	-	-	2,162,219
Other comprehensive income for the period	-	-	-	-	-	-	-	-	-	(610,677)	122,788	160,881	(327,008)
Balance at March 31, 2023	442,672	42,623,371	400,629,354	14,050	4,472,438	(7,833,415)	4,891,471	24,384,545	(35,275,707)	4,101,044	414,780	27,202	438,891,805

The accompanying notes and schedules are an integral part of the separate financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CASH FLOW

For the three-month period ended on March 31,2024 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2024	03/31/2023
CASH FLOW FROM OPERATING ACTIVITIES
	46,603,005	2,230,369
Net income for the period before Income Tax

Adjustments to obtain flows from operating activities:
Results of associates and join ventures	(51,070,932)	(2,974,362)
Depreciation and impairment	152,589	152,589
Loan loss provisions	(3,357)	-
Exchange rate difference on gold and foreign currency	(112,006)	(240,452)
Interests from loans and other financing	(2,558,311)	(1,146,595)
Result from exposure to changes in the purchasing power of the currency	8,121,191	2,159,014
Net income from financial instruments at fair value through profit or loss	(562,295)	(58,969)

(Increases) / decreases from operating assets:
Debt Securities at fair value through profit or loss	661,536	-
Other debt securities	14,720,329	3,349,310
Financial assets pledged as collateral	9,915	-
Other assets	923,586	1,174,922

Increases / (decreases) from operating liabilities:
Other liabilities	(214,142)	(197,526)
Income Tax Payments	(101,147)	(140,497)

Net cash provided by / (used in) operating activities (A)	16,569,961	4,307,803

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Dividends paid	(111,033)	-
Purchase of subsidiaries	(441,782)	(2,789)

Net cash used in investing activities (B)	(552,815)	(2,789)

CASH FLOWS FROM FINANCING ACTIVITIES

Payments:
Repurchase of own shares	-	(1,302,138)
Collections:
Dividends collected	7,076,101	-

Net cash used in financing activities (C)	7,076,101	(1,302,138)

Effects of exchange rate changes and exposure to changes in the purchasing power of money on cash and cash equivalents (D)	(1,746,017)	(1,328,422)
Result from exposure to changes in the purchasing power of the currency in cash and equivalents (E)	(6,263,170)	(590,139)
TOTAL CHANGES IN CASH FLOW
Net increase / (decrease) in cash and cash equivalents (A+B+C+D+E)	15,084,060	1,084,315
Cash and cash equivalents at the beginning of the period (Note 2)	4,590,744	2,173,331
Cash and cash equivalents at the end of the period (Note 2)	19,674,804	3,257,646

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

1.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Grupo Supervielle S.A. (hereinafter, “the Group”), is a company whose main activity is the investment in other companies, Its main income is given by the distribution of dividends of such companies and the raising of earnings of other financial assets.

The main investment of the Company accounts for the stake in Banco Supervielle S.A., a financial entity governed pursuant to Law N° 21,526 of Financial Statements and subject to provisions issued by the Argentine Central Bank, in virtue of which the entity has adopted valuation and disclosure guidelines pursuant to provisions included in Title IV, chapter I, Section I, article 2 of the Amended Text 2013 issued by the National Securities Commissions.

These separated condensed interim financial statements have been approved by the Board of Directors of the Company at its meeting held on May 22, 2024.

1.1.	Differences between the accounting framework established by the BCRA and IFRS

These consolidated financial statements have been prepared pursuant to: (i) provisions set by Intenational Accounting Standards N° 34, “Interim Financial Information” (IAS 34) and (ii) the accouting information framework set by the Argentine Central Bank which is based on International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Standards Interpretation Committee with the following exceptions:

●	temporary exception to the application of point 5.5. (impairment) of IFRS 9 "Financial Instruments" on debt instruments of the Non-Financial Public Sector. Had IFRS 9 been applied to the debt instruments of the Non-Financial Public Sector.

If IFRS 9 on non-financial public sector debt instruments had been applied, a net reduction in income tax of 2,421 million and 2,122 million as of March 31, 2024 and December 31, 2023 would have been recorded in the Group's equity, respectively.

●	Option to classify holdings in dual bonds at amortized cost or fair value with a counterpart in other comprehensive income: The BCRA allows financial entities to classify said bonds in the three categories available in IFRS 9, based on this option, the Group has decided to classify them within the category of fair value with a counterpart in ORI and at amortized cost. However, according to the contractual characteristics of the instrument, it does not meet the criteria of "only payments of principal plus interest" established in IFRS 9, therefore, in accordance with said standard, the Group should have valued said instruments at fair value with consideration in results. Had IFRS 9 been applied, and the bonds valued at fair value through profit or loss, a reduction net of income tax of 24 million and 9 million would have been recorded in the Group's equity as of March 31, 2024 and December 31, 2023, respectively.
●	In accordance with the provisions of Communication “A” 7642 of the B.C.R.A., the application of IFRS 17 "Insurance Contracts" will be optional until the B.C.R.A. has its obligation. The Group made use of this option. If the standard had been applied, increase in the Group's net worth of 19.9 million and 21.47 million as of March 31, 2024 and December 31, respectively, would have been recorded.

In accordance with the provisions of IAS 34, the interim financial information will include an explanation of the events and transactions, occurred since the end of the last annual reporting period, that are significant to understand the changes in the financial position, the financial performance and cash flows of the Group with the objective of updating the information corresponding to the latest financial statements for the annual year ended December 31, 2023 (hereinafter “annual financial statements”). Therefore, these separate condensed interim financial statements do not include all the information that would be required by complete financial statements prepared in accordance with International Financial Reporting Standards; therefore, for an adequate understanding of the information included therein, they must be read in conjunction with the annual financial statements.

1.2.	Preparation basis

These separated financial statements have been prepared applying accounting policies and measurement criteria consistent with those applied by the Group for the preparation of the annual financial statements, except as described in Note 1.1.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

The Gruop´s Board has concluded that these financial statements reasonably express the financial position, financial performance and cash flows.

The preparation of financial statements requires that the Group carries out calculations and evaluations that affect the amount of incomes and expenses recorded in the period. In this sense, calculations are aimed at the estimation of, for example, credit risk provisions, useful life of property, plant and equipment, impairments and amortizations, recoverable value of assets, income tax charges and the reasonable value of certain financial instruments. Future real results may defer from calculations and evaluations as of the date of these separate financial statements preparation.

As of these financial statements issuance date, such statements are pending of transcription to Inventory and Balance Sheet Book.

1.2.1.	Going concern

As of the date of these separate financial statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

1.2.2.	Measuring unit

Figures included in these financial statements are expressed in thousands of Argentine pesos, unless otherwise stated.

The Group´s financial statements recognize changes in the currency purchasing power until August 31, 1995. As from such date, in virtue of existing economic stability conditions and pursuant to Communication “A” 2365 issued by the Argentine Central Bank, accounting measurements were not re-expressed until December 31, 2001. In virtue of Communication “A” 3702 issued by the Argentine Central Bank, the application of the method was resumed and became effective on January 1, 2002, Previous accouting measurements were considered to be expressed in the currency as of December 31, 2001.

Pursuant to Communication “A” 3921 issued by the Argentine Central Bank, in compliance with Decree 664/03 issued by the National Executive Power, the application of the re-expression of financial statements in homogeneous currency was interrupted as from March 1, 2003. Therefore, the Group applied said re-expression until February 28, 2003.

In turn, Law N° 27.468 (B.O. 04/12/2018) amended article 10° of Law N° 23,928 and its amendments, thus establishing that the abolition of all legal and regulating standards that set and authorize price indexing, monetary updating, cost changes or any other manner of re-increasing debts, taxes, prices or fees for goods, works or services does not include financial statements, regarding which the application of article 62 of the General Corporations Law N° 19550 (T.O 1984) and its amendments shall prevail. Likewise, the aforementioned legal body set de abolition of Decree N° 1269/2002 dated on July 16, 2002 and its amendments and instructed the National Executive Power, through its controlling agencies, to set the date as from which said regulations became into effect in relation with financial statements to be submitted. Therefore, on February 22, 2019, the Argentine Central Bank issued Communication “A” 6651 which established that financial statements shall be prepared in a homogeneous currency as from January 1, 2020. Therefore, these financial statements have been re-expressed as of March 31, 2024.

1.2.3.	Comparative information

The balances for the three month period ended March 31, 2024 and the yer ended December 31, 2023 that are disclosed in these separate condensed interim financial statements for comparative purposes arise from the financial statements as of such dates, which were prepared with the regulations in force in said year.

It´s worth mentioning that, given the restatement of financial statements pursuant to IAS 29 and the provisions of Communication “A” 7211, the Group adjusted for inflation the figures included in the Statement of Financial Position, Income Statement, Other Comprehensive Income and Changes in the Shareholders’ Equity Statement and respective notes as of March 31, 2023 and December 31, 2023 in order to record them in homogeneous currency.

1.2.4.	Changes in accounting policies and new accounting standards

With the approval of new IFRS, modifications or derogations of the standards in force, and once such changes are adopted through Adoption Bulletins issued by Argentine Federation of Professional Councils in Economic Sciences (FACPCE), the Argentine Central Bank will determine the approval of such standards for financial entities. In general terms, no anticipated IFRS application shall be allowed unless upon adoption such anticipated measure is specified.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

The changes introduced during the year ended March 31, 2024 are listed below, which did not have significant impacts on the Group's consolidated financial statements:

(a)	Amendments to IAS 16 – Leases

(b)	Amendments to IAS 1 – Non-current assets with covenants.

The changes that have not come into force as of March 31, 2024 are set out below:

(a)  Amendments to IAS 21 - Lack of Interchangeability

The amendments establish a two-step approach to assess whether a currency can be exchanged for another currency and, when this is not possible, determine the exchange rate to be used and the information to be disclosed.

The modifications will be effective for the years beginning on January 1, 2025 and, although international standards allow their early application, RG N°972/23 of the C.N.V. does not allow it.

The Group is currently evaluating the impact that this modification may have on its separated financial statements.

(b)  Modifications to IAS 1 - Presentation and presentation in the financial statements

On April 9, 2024, the IASB approved IFRS 18, which refers to “Presentation and presentation in financial statements.”

The modifications will be effective for the years beginning on January 1, 2027 and, although international standards allow their early application, RG N°972/23 of the C.N.V. does not allow it.

The Group is currently evaluating the impact that this modification may have on its consolidated financial statements.

1.2.5.	Impairment of financial assets

The Group evaluates, based on a prospective approach, expected credit losses (“ECL”) related to financial assets rated at amortized cost or fair value with changes in another comprehensive income, the exposure resulting from loan commitments and financial guarantee contracts with the scope set by Communication “A” 6847 issued by the Argentine Central Bank.

The Group measures ECL of financial instruments reflecting the following:

(a)a probability amount, weighed and unbiased, that is defined through the evaluation of a range of possible result;
(b)the temporal value of money; and
(c)the reasonable and sustainable information available at no cost nor excessive effort on the submission date on past events, current conditions and future economic condition forecasts.

IFRS 9 sets forth the following “Three stages” model for the impairment based on changes in the credit quality from initial recognition:

●If, on the submission date, the credit risk of a financial instrument has not increased significantly since its initial recognition, the Group will classify such instrument in “Stage 1”.
●If a significant increase in credit risk (“SICR”) is detected, from its initial recognition, the instrument is moved to “Stage 2”, but such instrument is not deemed to contain a credit impairment.
●If the financial instrument contains credit impairment, it is moved to “Stage 3”.
●For financial instruments in “Stage 1”, the Bank measures ECL at an amount equivalent to the amount of expected credit loss during the useful life term of the asset that result from potential default events within the next 12 months. As for Financial Instruments in “Stage 2” and “Stage 3”, the Group measures ECL during the useful life term of the asset (hereinafter “lifetime”). Note 1.3.1 includes a description of how the Group defines when a significant increase in credit risk has occurred.
●Financial assets with impairment on credit value, either purchased or produced, account for those financial assets which have been impaired since initial recognition. ECL of this type of financial instruments is always measured during the asset lifetime (“Stage 3”).

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

The following chart summarizes the impairment requirements pursuant to IFRS 9 (for financial assets that do not entail impairment on credit value, either purchased or produced:

Changes in the credit quality since initial recognition
Stage 1	Stage 2	Stage 3
(initial recognition)	(Significant increase of credit risk since initial recognition)	(Impaired credit)
12 months ECL	Lifetime ECL

There have been no significant changes in the key judgments and assumptions adopted by the Group for measurement of the PCEs, with respect to what was reported in the financial statements as of December 31, 2023.

1.3.	Critical accounting policies and estimates

The preparation of consolidated financial statements pursuant to the accouting framework set by the Argentine Central Bank requires the utilization of certain key accouting forecasts. Likewise, such framework requires that the Senior Management takes decisions regarding the application of accounting standards set by the Argentine Central Bank and accounting policies of the Group.

The Group has identified the following areas that entail a higher judgement and complexity degree, or areas where assumptions and forecasts play a significant role for consolidated financial statements  which play a key role in the understanding of underlying accounting/financial accouting reporting risks:

(a)	Fair value of derivatives and other instruments

The fair value of financial instruments that do not list in cative markets are defined through the utilization of valuation techniques. Such techniques are validated and regularly reviewed by qualified independent personnel of the area that developed such technqiues. All models are evaluated and adjusted before being utilized in order to make sure that results express current information and comparative market prices. Where possible, models only use observable information; however, certain factors, such as implied rates in the last available bidding for similar securities and spot rate curves, require the use of estimates. Changes in assumptions regarding such factors may impact on the fair value reported for financial instruments

(b)	Allowances for loan losses and advances

The Group recognizes the allowance for loan losses under the expected credit loss method included in IFRS 9. The most significant judgements of the model relate to defining what is considered to be a significant increase in credit risk and in making assumptions and estimates to incorporate relevant information about past events, current conditions and forecasts of economic conditions. The impact of the forecasts of economic conditions are determined based on the weighted average of three internally developed macroeconomic scenarios that take into consideration the Group´s economic outlook as derived through forecast macroeconomic variables, which include Inflation rate, monthly economic activity estimator and private sector wage. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective and very sensitive to the risk factors.

Note 1.2.5 to the consolidated condensed interim financial statements provides more detail of how the expected credit loss allowance is measured.

(c)	Impairment of non-financial assets

Intangible assets with finite lives and property, plants and equipment are amortized or depreciated along their useful lives in a lineal manner. The Group monitores the conditions related to these assets to determine whether events and circumstances justify a review of the amortization and remaining depreciation period and whether there are factors or circumstances that imply an impairment in the value of assets that cannot be recovered.

The Group has applied the judgement in the identification of impairment indicators for property, plant and equipment and intangible assets. The Group has determined that there were no indications of impairment for any of the periods presented in its financial statement; therefore, no recoverable value has been estimated, except for certain real property that, due to the post-pandemic macro context and a devaluation of the dollar well below inflation, generated deterioration.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

(d)	Income tax and deferred tax

A significant judgement is required to determine liabilities and assets from current and deferred taxes, The current tax is provisioned in accordance with the amounts expected to be paid and the deferred taz is provisioned over temporary differences between tax basis of assets and liabilities and book values to aliquots expected to be in force when reversing them.

Assets from deferred tax are recognized upon the possibility of relying on future taxable earnings against which temporary differences can be utilized, based on the Senior Management´s assumptions regarding amounts and opportunities of future taxable earnings, Later, it is necessary to determine whether assets from deferred tax are likely to be utilized and set off future taxable earnings, Real results may differ from estimates, such as changes in tax legislation or the result of the final review of affidavits issued by tax authorities and tax courts.

Likely future tax earnings and the number of tax benefits are based on a medium term business plan prepared by the administration. Such plan is based on reasonable expactations.

2.	CASH AND DUE FROM BANKS

Cash and equivalents are considered to be the total of the item Cash and Due from Banks and Investments with maturity up to 90 days from the date of their acquisition or constitution, according to the following detail:

	03/31/2024	12/31/2023	03/31/2023	12/31/2022
Cash and due from banks	1,549,761	2,537,416	1,846,284	1,707,644
Other financial assets	14,674,454	2,053,328	1,411,362	465,687
Other Debs Securities	3,450,589	-	-	-
Cash and cash equivalents	19,674,804	4,590,744	3,257,646	2,173,331

Reconciliation between the balances of the Statement of Financial Position and those items considered cash equivalents in the Cash Flow Statement:

Item	03/31/2024	12/31/2023	03/31/2023	12/31/2022
Cash and due from Banks
As per Statement of Financial Position	1,549,761	2,537,416	1,846,284	1,707,644
As per the Statement of Cash Flows	1,549,761	2,537,416	1,846,284	1,707,644
Other financial assets				0
As per Statement of Financial Position	14,831,682	2,054,256	1,465,887	1,666,708
Other financial assets not considered as cash equivalents	(157,228)	(928)	(54,525)	(1,201,021)
As per the Statement of Cash Flows	14,674,454	2,053,328	1,411,362	465,687
Other Debs Securities
As per Statement of Financial Position	7,590,927	14,455,997	8,466,721	10,362,966
Other financial assets not considered as cash equivalents	(4,140,338)	(14,455,997)	(8,466,721)	(10,362,966)
As per the Statement of Cash Flows	3,450,589	-	-	-

3.	FAIR VALUES

Fair value is defined as the amount by which an asset may be exchanged or a liability may be settled, in an arm’s length orderly transaction between knowledgeable principal market participants (or more advantageous) at the date of measurement of the current market conditions regardless of whether such price is directly observable or estimated utilizing a valuation technique under the assumption that the Group is a going concern.

When a financial instrument is sold in a liquid and active market, its settled price in the market in a real transaction provides the best evidence of its fair value. When a stipulated price is not settled in the market or when it cannot be an indicator of a fair value of the instrument, in order to determine such fair value, another similar instrument’s fair value may be used, as well as the analysis of discounted flows or other applicable techniques. Such techniques are significantly allocated by the assumptions used.

The Group classifies the fair values of the financial instruments into 3 levels, according to the quality of the data used for their determination.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

Fair Value level 1:  The fair value of financial instruments traded in active markets (such as publicly traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting period, If the quote price is available and there is an active market for the instrument, it will be included in level 1.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on the Group’s specific estimates, If all significant inputs required to fair value a financial instrument are observable, such instrument is included in level 2.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

The portfolio of financial instruments valued at fair value held by the Group is detailed below, at the end of the period ended March 31, 2024 and December 31, 2023:

Portfolio of instruments at 03/31/2024	FV Level 1	FV Level 2	FV Level 3	Total
Assets
Debt Securities at fair value through profit or loss	-	1,761,895		1,761,895
Other financial assets	6,181,455	835,806	-	7,017,261
Other financial assets	14,831,682		-	14,831,682
Total Assets	21,013,137	2,597,701	-	23,610,838

Portfolio of instruments at 12/31/2023	FV Level 1	FV Level 2	FV Level 3	Total
Assets
Debt Securities at fair value through profit or loss	-	2,423,432	-	2,423,432
Other financial assets	4,572,221	1,155,792	-	5,728,013
Other financial assets	2,054,256	-	-	2,054,256
Total Assets	6,626,477	3,579,224	-	10,205,701

Fair Value of Other Financial Instruments

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of March 31, 2024 and December 31, 2023:

Other Financial Instruments as of 03/31/2024	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
Cash and due from banks	1,549,761	1,549,761	1,549,761	-	-
Other Debt securities	573,666	545,026	545,026	-	-
Total Assests	2,123,427	2,094,787	2,094,787	-	-

Other Financial Instruments as of 12/31/2023	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
Cash and due from banks	2,537,416	2,537,416	2,537,416	-	-
Other Debt securities	8,727,984	12,452,211	12,452,211	-	-
Total Assests	11,265,400	14,989,627	14,989,627	-	-

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

4.	INVESTMENT IN SUBSIDIARIES AND ASSOCIATES

Subsidiary	Class	Market Value/Nominal	Number	Issuers’ last Financial Statements			Book value at 03.31.2024	Book value at 12.31.2023
				Main Activity	Capital Stock	Shareholders’ equity
Banco Supervielle S.A.	Ord.	1	810,316,927	Commercial Bank	834,348	450,211,470	437,022,165	397,232,466
Sofital S.A.U.F. e I.	Ord.	1	21,543,880	Financial operations and administration of securities	21,544	19,708,814	13,897,621	12,310,912
Supervielle Asset Management S.A.	Ord.	1	1,336,915	Mutual Funds	1,407	2,664,654	2,531,425	7,830,351
Espacio Cordial de Servicios S.A.	Ord.	1.000	1,273	Marketing of products and services on own behalf or on behalf of third parties	1,340	1,334,889	1,268,144	1,401,038
Supervielle Seguros S.A.	Ord.	1	1,543,750	Insurance company	1,625	13,888,257	13,190,990	13,823,382
FF Fintech SUPV I	Ord.	-	1,466,148,947	Financial trust	136,061	1,780,414	1,333,651	1,536,850
Micro Lending S.A.U.	Ord.	1	20,467,691	Financial investments	20,468	2,120,872	2,143,744	1,765,733
InvertirOnline S.A.U.	Ord.	100	2,438	Own settlement and clearing agent	244	11,165,979	11,307,836	10,030,747
Portal Integral de Inversiones S.A.U.	Ord.	0.01	80,451,077	Representation	805	109,504
IOL Holding S.A.	Ord.	1	30,177,500	Financial activity	566,504	599,941	420,773	601,160
Supervielle Productores Asesores de Seguros S.A.	Ord.	1	58,667,291	Insurance broker	61,599	1,168,043	1,112,456	1,023,182
Supervielle Agente de Negociación S.A.U.	Ord.	1.000	55,027	Settlement and clearing agent	55,027	2,395,747	2,395,745	2,353,425
Total Investments in subsidiaries, associates and joint ventures							486,624,550	449,909,246

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

5.	COMPOSITION OF THE MAIN ITEMS OF THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME

	03/31/2024	12/31/2023

5.1 Cash and due from banks
Financial institutions and correspondents	1,549,761	2,537,416
	1,549,761	2,537,416
5.2 Debt Securities at fair value through profit or loss
Public securities	1,761,895	2,423,431
	1,761,895	2,423,431

5.3 Other financial assets
Investments in mutual funds	14,674,455	2,053,328
Miscellaneous Debtors	157,227	928
	14,831,682	2,054,256
5.4 Other debt securities
Unsubordinated debt securities	1,141,088	1,587,827
Public securities	6,449,839	12,868,170
	7,590,927	14,455,997

5.5 Financial assets pledged as collateral
Deposits in guarantee	-	9,915
	-	9,915

5.6 Investments in subsidiaries. associates and joint ventures
Banco Supervielle S.A.	437,022,165	397,232,466
Sofital S.A.U. F. e I.	13,897,621	12,310,912
Supervielle Asset Management S.A.	2,531,425	7,830,351
Espacio Cordial de Servicios S.A.	1,268,144	1,401,038
Supervielle Seguros S.A.	13,190,990	13,823,382
FF Fintech SUPV I	1,333,651	1,536,850
Micro Lending S.A.U.	2,143,744	1,765,733
Invertir Online S.A.U. y Portal Integral de Inversiones S.A.U.	11,307,836	10,030,747
Supervielle Broker de Seguros S.A.	1,112,456	1,023,182
Supervielle Agente de Negociación S.A.U.	2,395,745	2,353,425
IOL Holding S.A.	420,773	601,160
	486,624,550	449,909,246
5.7 Intangible Assets
Goodwill – Businness combination	40,316,162	40,205,129
Relations with clients	6,154,438	6,307,027
Brand	2,776,528	2,776,528
	49,247,128	49,288,684
5.8 Other non-financial assets
Retirement insurance	479,411	683,710
Other non-financial assets	31,180	127,709
	510,591	811,419

5.9 Other non-financial liabilities
Compensation and social charges payable	35,102	26,892
Miscellaneous creditors	1,630,813	1,853,166
	1,665,915	1,880,058

	03/31/2024	03/31/2023
5.10. Interest income
Earned interests	14	22
Profit by government securities measure at fair value through OCI	(221,980)	1,411,231
Profit by Public Securities operations	135,544	(264,658)
Profit by debt securities measure at amortized cost	119,629	-

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2024	03/31/2023
Profit by government securities measure at amortized cost	2,525,104	-
	2,558,311	1,146,595

5.11. Net from financial instruments at fair value through profit or loss
Holding Result - CIF	568,659	58,969
Holding Result - Private securities	(7,737)	-
Holding Result - Stock exchange promissory note	1,373	-
	562,295	58,969
5.12. Other operating income
Subsidiaries’ advisory fees	288,618	662,563
Royalties	387	463
Other income	31,504	74,199
Foreign source commissions	85,160	47,992
	405,669	785,217
5.13. Personnel expenses
Personnel expenses	65,148	59,888
	65,148	59,888
5.14. Administration expenses
Bank expenses	435	262
Professional fees	96,650	89,064
Fees to directors and syndics	152,724	147,934
Taxes. rates and contributions	13,944	13,256
Expenses and office services	16,816	14,944
Other expenses	276,320	73,608
	556,889	339,068
5.15. Other operating expenses
Turnover tax from Service Activities	14,450	33,150
Turnover tax from Financial Activities	12,952	2,075
Tax Bs. Personal Shares and Participations Soc	461,135	-
Compensatory interest	-	48
	488,537	35,273
5.16. Results from associates and joint ventures
Results from equity investment in Banco Supervielle S.A	46,869,011	222,846
Results from equity investment in Supervielle Asset Management S.A.	2,334,768	1,222,759
Results from equity investment in Espacio Cordial de Servicios S.A.	1,135,302	90,538
Results from equity investment in Supervielle Seguros S.A.	88,571	(98,223)
Results from equity investment in Sofital S.A.U.F. e I.	(632,392)	788,089
Results from equity investment in Micro Lending S.A.U.	89,274	184,602
Results from equity investment in InvertirOnline S.A. e Portal Integral de Inversiones S.A.	1,277,089	576,120
Results from equity investment in FF Fintech S.A.	286,905	311,026
Results from equity investment in Supervielle Productores Asesores de Seguros S.A.	(209,013)	(88,704)
Results from equity investment in Supervielle Agente de Negociación S.A.U.	42,321	(63,672)
Results from equity investment in Dólar IOL S.A.U.	(210,904)	(168,721)
Results from equity investment in IOL Holding S.A.	-	(2,298)
	51,070,932	2,974,362

6.	RESTRICTED ASSETS

The Group has restricted restricted, according to the following detail:

Item	03/31/2024	12/31/2023
Deposits in guarantee	-	9,915
	-	9,915

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

7.	COMPANIES UNDER SECT, 33 OF CORPORATE LAW AND OTHER RELATED COMPANIES

As of March 31, 2024 and December 31, 2023, corporations where Grupo Supervielle S.A. holds direct or indirect shares, and with which it consolidates its Financial Statements are the following:

Company	Condition	Legal Adress	Principal Activity	Percentage of direct participation		Percentage of direct and indirect participation
				03/31/2024	12/31/2023	03/31/2024	12/31/2023
Banco Supervielle S.A. (1)	Controlled	Reconquista 330, C.A.B.A., Argentina	Commercial Bank	97.10%	97.10%	99.90%	99.90%
Supervielle Asset Management S.A.	Controlled	San Martín 344, C.A.B.A., Argentina	Asset Management Company	95.00%	95.00%	100.00%	100.00%
Sofital S.A.U.F. e I.	Controlled	San Martín 344, 16th floor, C.A.B.A., Argentina	Financial operations and administration of marketable securities	100.00%	100.00%	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	Patricias Mendocinas 769, Ciudad de Mendoza, Argentina(2)	Trading of products and services	95.00%	95.00%	100.00%	100.00%
Supervielle Seguros S.A	Controlled	Reconquista 320, 1st floor, C.A.B.A., Argentina	Insurance company	95.00%	95.00%	100.00%	100.00%
Micro Lending S.A.U.	Controlled	San Martin 344, 16th floor, Buenos Aires	Financial Company	100.00%	100.00%	100.00%	100.00%
Invertir Online S.A.U.	Controlled	Humboldt 1550, 2nd floor, department 201, C.A.B.A., Argentina	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%
Portal Integral de Inversiones S.A.U.	Controlled	San Martín 344, 15th floor, C.A.B.A., Argentina	Representations	100.00%	100.00%	100.00%	100.00%
IOL Holding S.A.	Controlled	Treinta y tres 1271, Montevideo, Uruguay	Financial Company	99.99%	99.99%	100.00	100.00
Supervielle Productores Asesores de Seguros S.A.	Controlled	Reconquista 320, 1st floor, C.A.B.A., Argentina	Insurance Broker	95.24%	95.24%	100.00%	100.00%
Bolsillo Digital S.A.U.	Controlled	Bartolomé Mitre 434, 5th floor. C.A.B.A., Argentina (3)	Computer Services	-	-	100.00%	100.00%
Supervielle Agente de Negociación S.A.U.	Controlled	Bartolomé Mitre 434, 5th floor. C.A.B.A., Argentina	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%

(1)	Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle votes amounts to 99,87% as of 12/31/23 and 12/31/22
(2)	On October 21, 2021, through the Board of Directors Minutes, the change of address of the Company's headquarters was resolved, fixing it at Avda. Gral. San Martín 731, 1st floor, in the City of Mendoza. It is pending registration in the Directorate of Legal Entities and Public Registry of the Province of Mendoza.
(3)	On May 31, 2023, by Board Minutes, the change of address of the Company's headquarters was resolved, setting it at San Martin 344, 16th floor of the Autonomous City of Buenos Aires. It is pending registration in the IGJ

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

In accordance with the resolutions of the Board of Directors dated September 28, 2022, Grupo Supervielle S.A. and Banco Supervielle S.A. made irrevocable capital contributions on account of future increases to IUDÚ Compañía Financiera S.A of $12,500,000 and $237,500.00 respectively, increasing the capital stock in the amount of $27,476,285 through the issuance of 27,476,285 common, registered shares , non-endorsable with par value of $1 each and with the right to 1 vote per share, with an issue premium of $8.09875547 per share. These contributions were capitalized at the meeting held on March 27, 2023.

As resolved by the Board of Directors on February 23, 2023, Banco Supervielle S.A. made an irrevocable capital contribution to Bolsillo Digital S.A.U. for the sum of $100,000,000, through the issuance of 100,000,000 non-endorsable registered ordinary shares of $1 par value each and with the right to 1 vote per share. Said contribution was capitalized in the Pocket Assembly dated April 17, 2023.

As resolved by the Board of Directors on June 28, 2023, Banco Supervielle S.A. made an irrevocable capital contribution to Bolsillo Digital S.A.U. for the sum of $75,000,000, through the issuance of 75,000,000 non-endorsable registered ordinary shares of $1 par value each and with the right to 1 vote per share. This contribution was capitalized in the Pocket Meeting held on July 14, 2023.

In accordance with the resolution of the Extraordinary Assembly minutes of Micro Lending S.A.U., held on July 28, 2023, the voluntary reduction of the share capital was resolved for up to the sum of $111,756,079 along with its corresponding proportion of the capital adjustment account for the sum of $288,243,921.

In accordance with what was mentioned in note 14 to the condensed interim consolidated financial statements, the merger between Banco Supervielle S.A., IUDÚ Compañía Financiera S.A. and Card Automatic S.A., was approved by the Central Bank of the Argentine Republic on December 1, 2023 under Resolution No. 478, by the National Securities Commission on December 13, 2023 under Resolution No. RESFC-2023-22557 -APN-DIR#CNV.

Grupo Supervielle S.A. received 4,783,920 class B shares of Banco Supervielle S.A. in accordance with the previous merger commitments, with 4,422,016 shares corresponding to an exchange ratio of 0.09497225 for IUDÚ Compañía Financiera S.A. and 361,904 shares corresponding to an exchange ratio of 0.03375751 for Tarjeta Automática S.A.

As a result of the merger, the participation of Grupo Supervielle S.A. at Banco Supervielle S.A. amounted to 97.1198%. However, for the purposes of the condensed interim consolidated financial statements, said operation had no effect on the total holding.

As resolved by the Board of Directors on March 26, 2024, Banco Supervielle S.A. made an irrevocable capital contribution to Play Digital S.A. for the sum of $102,748,121.59, through the issuance of 7,557,979 common book-entry shares with a par value of $1 each and with the right to 1 vote per share.

On May 15, 2024, Grupo Supervielle S.A.  made a capital contribution to IOL Holding S.A., for USD 7,659,200 in cash. In turn, the Assembly of IOL Holding S.A. approved the capitalization of the liability arising from the sale mentioned in the previous paragraph.

The financial situation and net results of the controlled companies were as follows, according to the respective financial statements of each subsidiary:

As of March 31, 2024 – In thousands of pesos
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	2,446,226,492	1,996,015,022	450,211,470	48,453,495
Supervielle Asset Management S.A.	5,764,430	3,099,776	2,664,654	2,457,652
Sofital S.A.U.F. e I.	19,716,392	7,578	19,708,814	1,391,256
Espacio Cordial de Servicios S.A.	1,866,568	531,679	1,334,889	(91,878)
Micro Lending S.A.U.	2,858,643	737,771	2,120,872	286,591
Portal Integral de Inversiones S.A.U. (3)	602,225	2,284	599,941	(98,231)
InvertirOnline S.A.U.	112,893,413	101,727,434	11,165,979	1,244,736
IOL Holding S.A. (3)	1,498,984	424,676	1,074,308	723,042
Supervielle Seguros S.A. (2)	22,637,603	8,749,346	13,888,257	2,099,866
Supervielle Productores Asesores de Seguros S.A.	1,533,157	365,114	1,168,043	93,735
Bolsillo Digital S.A.U.	23,415	16,910	6,505	(15,366)

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

Supervielle Agente de Negociación S.A.U.	3,748,881	1,353,134	2,395,747	42,322

(1)The net equity and the net result attributable to the owners of the parent company are reported.
(2)The result is reported for six months.
(3)Balances are reported as of December 31, 2023

As of December 31, 2023 – In thousands of pesos
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	2,999,291,254	2,590,446,751	408,844,503	60,953,296
Supervielle Asset Management S.A.	12,102,814	3,860,354	8,242,460	8,035,458
Sofital S.A.U.F. e I.	18,504,198	1,953	18,502,245	2,393,324
Espacio Cordial de Servicios S.A.	2,656,131	996,244	1,659,887	401,663
Micro Lending S.A.U.	2,672,453	838,171	1,834,282	1,127,421
Portal Integral de Inversiones S.A.U.	132,897	23,393	109,504	65,745
InvertirOnline S.A.U.	152,676,061	142,754,819	9,921,242	8,762,202
IOL Holding S.A.	602,225	2,284	599,941	-98,231
Supervielle Seguros S.A. (2)	25,116,907	10,387,307	14,729,600	2,941,210
Supervielle Productores Asesores de Seguros S.A.	1,498,984	424,676	1,074,308	723,042
Bolsillo Digital S.A.U.	70,592	48,721	21,871	(740,176)
Supervielle Agente de Negociación S.A.U.	3,157,744	804,319	2,353,425	706,162

(1)Corresponds to the Shareholders´Equity and Net Income attributable to parent company.
(2)The result is reported for nine months.

As of March 31, 2024 and December 31, 2023, balances with Grupo Supervielle S.A‘s controlled are as follows:

Assets	03/31/2024	12/31/2023

Cash and due from banks
Banco Supervielle S.A.	25,145	33,538
InvertirOnline S.A.U. Cta. Cte.	18	25
	25,163	33,563

Other financial assets
Espacio Cordial Servicios S.A.	101,145	-
IUDÚ Compañía Financiera S.A.	954	929
	102,099	929
Liabilities

Other non-financial liabilities
Debt with subsidiaries - IOL Holding	565	808
	565	808

As of March 31,2024 and 2023, results with Grupo Supervielle S.A‘s controlled are as follows:

	03/31/2024	03/31/2023
Results
Interest income
Interests from current accounts – Banco Supervielle S.A.	12	4
Interest on paid account– InvertirOnline S.A.U.	2	18
	14	22

Other operating income
Banco Supervielle S.A.	281,466	654,032

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

Sofital S.A.U.F. e I.	451	538
Supervielle Asset Management S.A.	4,435	5,291
Espacio Cordial de Servicios S.A.	2,653	3,165
	289,005	663,026
Administrative expenses
Bank expenses – Banco Supervielle S.A.	220	111
Rent – Banco Supervielle S.A.	6,185	5,215
Legal and accounting consultancy services	1165	750
Fees for market operations - SAN	3795	1,810
	11,365	7,886

8.	LOAN AND DEBT ESTIMATED TERMS

The composition of loans and debts in accordance with collection or payment estimated terms and interest rate accrued as of March 31, 2024 is as follows:

	Other financial assets	Other non-financial assets	Deferred income tax liabilities	Other non- financial liabilities
To mature:
1st. Quarter	14,831,682	31,180	-	1,665,915
2nd. Quarter	-	-	-	-
3rd. Quarter	-	-	-	-
4th. Quarter	-	-	-	-
Over a year	-	479,411	400,998	-
Subtotal to mature:	14,831,682	510,591	400,998	1,665,915
Matured term
Total	14,831,682	510,591	400,998	1,665,915
At fixed rate
At floating rate	14,674,455	-	-	-
Not accrue interest	157,227	510,591	400,998	1,665,915
Total	14,831,682	510,591	400,998	1,665,915

9.	CAPITAL STOCK

As of March 31, 2024 and 2023, the corporate net share capital of own shares in portfolio for 14,050 is the following:

Capital Stock	Nominal Value
Capital stock as of 03/31/2024	442.672
Capital stock as of 03/31/2023	442.672

Pursuant to the Corporate By-law, any share transfer or event enabling any changes in its condition or alterations in its stock holding structure shall be informed to the Argentine Central Bank.

On July 20, 2022, the Company's Board of Directors resolved to approve a Program for the Acquisition of Own Shares with a maximum amount to invest of 2,000,000 or the lower amount resulting from the acquisition until reaching 10% of the share capital. The price to be paid for the shares will be up to a maximum of US$2.20 per ADR on the New York Stock Exchange and up to a maximum of $138 per Class B share on Bolsas y Mercados Argentinos S.A. The Company will acquire shares for a term of 250 calendar days counted from the entry into force of the program, subject to any renewal or extension of the term that is approved by the Board of Directors.

Subsequently, on September 13, the Board of Directors of Grupo Supervielle S.A. approved to modify point 5 of the terms and conditions of the treasury stock acquisition plan approved on July 20, 2022 as follows: “5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of $155 per Class B share on Bolsas y Mercados Argentinos S.A.” The remaining terms and conditions will remain in force as approved from time to time.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

Subsequently, on December 27, 2022, Supervielle approved to modify point 5 of the terms and conditions of the own shares acquisition program approved on July 20, 2022 as follows: “5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of $200 per Class B share on Bolsas y Mercados Argentinos S.A.” The remaining terms and conditions remain in force as approved.

In the statement of changes in equity, the nominal value of the repurchased shares is shown as “treasury shares” and its restatement as “comprehensive adjustment of treasury shares”. The consideration paid, including directly attributable incremental expenses, is deducted from equity until the shares are canceled or reissued, and is disclosed as “cost of treasury shares”.

On April 19, 2024, the Board of Directors of Grupo Supervielle approved a program to repurchase the Group's shares in accordance with article 64 of Law 26,831 and CNV regulations. The Group decided to establish the Program as a result of the current national macroeconomic context and considering that the actions of the Supervielle Group do not reflect the real value of the company's assets or their potential value.

The terms and conditions for the acquisition of treasury shares under the Program are the following: (i) maximum investment amount: up to $4,000,000,000; (ii) maximum number of shares to be acquired: up to 10% of the share capital of Grupo Supervielle, as established by applicable Argentine laws and regulations; (iii) price to pay: up to $1,600.00 per Class B share and U.S.$8.00 per ADR on the New York Stock Exchange, and (iv) term for acquisition: 120 days from the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange, subject to any renewal or extension of the term, which will be informed to the public by the same means.

Subsequently, on May 7, 2024, Grupo Supervielle approved to modify the terms and conditions of the treasury share acquisition program as follows: “The price to be paid for the shares will be up to a maximum of $2,400.00 per Class B share and U.S.$10.00 per ADR on the New York Stock Exchange. The remaining terms and conditions remain in force as approved from time to time.

As of the date of issuance of these financial statements, Grupo Supervielle has acquired a total of 2,645,548 ByMA Class B Shares under the second program, achieving 99.96% execution of the program and 0.58% of the share capital. Grupo Supervielle has acquired a total of 16,696,040 Class B Shares representing 3.66% of the share capital.

10.	FINANCIAL RISK FACTORS

There have been no significant changes in the risk management policies to which the Group is exposed, with respect to what was reported in the financial statements as of December 31, 2023.

11.	ECONOMIC CONTEXT IN WHICH THE COMPANY OPERATES

Grupo Supervielle operates in an economic context marked by strong volatility, both nationally and internationally.Between January 1 and December 31, 2023, accumulated inflation reached 211.4% (CPI) and the peso depreciated against the US dollar, going from $180/US$ at the beginning of the year to $808/ US$ at the end of the year.

The main indicators in our country are:

• Economic activity in Argentina registered a 3.2% year-on-year drop in February 2024.

• Regarding inflation, it reached 11% monthly in March 2024.

• The accumulated inflation between January 1 and March 31, 2024 reached 51.6% (CPI); interannual inflation 287.9 (CPI).

• Between January 1, 2024 and March 31, 2024, the peso depreciated against the US dollar, going from $810.65/US$ at the beginning of the period to $857.42/US$ at the close of the period. period, in accordance with the exchange rate of the Central Bank of the Argentine Republic (Com “A” 3500).

In the third month of the year, the BCRA continued to adapt its monetary policy to the dynamics of the economy. In this context, it reduced its reference interest rate to 80% n.a. and limited access to repos exclusively to financial entities, as a liquidity management tool.

On the other hand, progress was made in the liberalization of interest rates by eliminating the minimum rates for collecting time deposits.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

In the month of March, the Monetary Base registered a nominal expansion between balances at the end of the month of $1.9 trillion. The expansion factors were the purchases of foreign currency from the private sector and public securities in the market.

The main contraction factor was sterilization through the BCRA's paid liabilities. The total effect of paid liabilities was contractionary by $1.2 trillion.

The interest on the BCRA's remunerated liabilities continues to be an important endogenous factor in the expansion of the Monetary Base. In this context, and given the favorable outlook on the evolution of inflation and liquidity conditions, the monetary authority made the decision to reduce, as of March 12, the interest rate on repos to 80%.

Finally, in real terms, the average monthly variation of the Monetary Base in March resulted in a fall of 2.1%, giving rise to a year-on-year contraction of 46.5%.

Loan interest rates presented significant drops in the monthly average, deepening the downward trend observed since December 2023. This dynamic, together with a slowdown in inflation and the correction of price distortions and macroeconomic imbalances accumulated, would favor the financial intermediation process.

In March, the BCRA decided, along with the reduction in the reference interest rate, to eliminate the minimum rate for fixed-term deposits. This allowed a rearrangement of the interest rate curve of instruments of financial entities.

The BCRA's International Reserves ended March with a balance of USD27,127 million, registering an increase of USD437 million compared to the end of February. This dynamic was mainly influenced by the purchase and sale of currencies in the Free Exchange Market (MLC) for some USD2,882 million, which was partially offset by payments to international organizations and the fall in minimum cash accounts.

The context of volatility and uncertainty continues as of the date of issuance of these financial statements.

The Group's Management permanently monitors the evolution of the variables that affect its business, to define its course of action and identify the potential impacts on its equity and financial situation. The Group's financial statements must be read in light of these circumstances.

12.	SUBSEQUENT EVENTS

On May 13, 2024, Grupo Supervielle S.A. received an offer to purchase 100% of the shares of Invertir Online S.A.U. and Portal Integral de Inversiones S.A.U. by IOL Holding S.A.

On May 15, 2024, Grupo Supervielle S.A. made a capital contribution to IOL Holding S.A., for USD 7,659,200 in cash. In turn, the Assembly of IOL Holding S.A. approved the capitalization of the liability arising from the sale mentioned in the previous paragraph

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE A – DETAILS OF PUBLIC AND PRIVATE SECURITIES

Items	HOLDING
	Book value 03/31/2024	Book value 12/31/2023
OTHER DEBS SECURITIES
Argentine
Measured at fair value with changes in OCI
Corporate Securities
BONO DEL T. NAC. $ AJUST. POR CER 4,25% vto. 14/2/2025 T2X5	-	491,106
BONO DE LA NACIÓN ARGENTINA EN MONEDA DUAL VENCIMIENTO 30/06/24 - TDJ24	2,963,686	3,642,261
BONO DE LA NACIÓN ARGENTINA EN MONEDA DUAL VENCIMIENTO 30/04/24 - TDA24	4,687	6,817
BONO DEL TESORO NACIONAL VINCULADO AL DÓLAR 0,40% - T4X4	2,907,800	-

Corporate Securities
ON NEWSAN CL. 15 V19/05/24 WNCGO	109,206	174,806
ON SPI ENERGY SA CL.1 US$ V.27/06/2026 SPC10	835,806	1,155,791
ON PYME ALZ SEMILLAS 7 V29/09/25 SAN ASS7P	196,076	257,231

Measured at amortized cost
BONO NACIÓN MONEDA DUAL TDG24	200,656	222,032
BONO DE LA NACIÓN EN MONEDA DUAL VTO 30/04/2024 TDA24	9,757	14,635
BONO DEL TESORO NACIONAL VINCULADO AL DÓLAR 0,40% VTO 30/04/24 – TV24	363,253	-
BONO DEL T. NAC. $ AJUST. POR CER 4,25% vto. 14/2/2025 – T2X5	-	3,354,922
BONO DEL TESORO NACIONAL EN PESOS AJUSTADO POR CER 4% VENCIMIENTO 14/10/24 – T4X4	-	5,136,396

Total other debt securities	7,590,927	14,455,997

DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Argentine
Government Securities
Pagarés	1,761,895	2,423,431
Total Debt securities at fair value through profit or loss	1,761,895	2,423,431
Total	9,352,822	16,879,428

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE G - INTANGIBLE ASSETS

Item	Gross carrying amount			Depreciation					Net carrying amount
	At the beginning of the period	Increases	Impairment	At the end of the period	At the beginning of the period	Useful life	Disposals	Of the period	At the end of the period	03/31/2024	12/31/2023
Goodwill	40,205,129	111,033	-	40,316,162	-			-	-	40,316,162	40,205,129
Relations with clients	9,765,720	-	-	9,765,720	(3,458,693)			(152,589)	(3,611,282)	6,154,438	6,307,027
Brand	2,776,528	-	-	2,776,528	-	3		-	-	2,776,528	2,776,528
Proprietary Software & Technology	957,423	-	-	957,423	(957,423)			-	(957,423)	-	-
Total	53,704,800	111,033	-	53,815,833	(4,416,116)			(152,589)	(4,568,705)	49,247,128	49,288,684

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE L – ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Items	Headquarters and branches in the country	As of 03/31/2024	As of 03/31/2024 (per currency)	As of 12/31/2023
			Dollar
ASSETS
Cash and Due from Banks	1,545,011	1,545,011	1,545,011	2,533,781
Others Debs Securities	6,449,839	6,449,839	6,449,839	3,885,745
Other financial assets	1,556,026	1,556,026	1,556,026	1,788,211
Other non-financial assets	479,411	479,411	479,411	683,710
TOTAL ASSETS	10,030,287	10,030,287	10,030,287	8,891,447

LIABILITIES
Other non-financial liabilities	1,564,600	1,564,600	1,564,600	1,794,261
TOTAL LIABILITIES	1,564,600	1,564,600	1,564,600	1,794,261

NET POSITION	8,465,687	8,465,687	8,465,687	7,097,186

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized,

Grupo Supervielle S,A,

Date: June 5, 2024	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer